UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

Legg Mason ETF Trust

Legg Mason Partners Fund Advisor, LLC

Legg Mason Investor Services, LLC

File No. 812-13757

Fifth Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940, as amended (“Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Section 12(d)(1)(J) of the Act, for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

All communications and orders to:

Robert I. Frenkel, Esq.
Legg Mason Partners Fund Advisor, LLC
620 Eighth Avenue

New York, New York 10018

With a copy to:
Jane A. Kanter, Esq.

Dechert LLP

1775 I Street, NW

Washington, D.C. 20006

Page 1 of 95 sequentially numbered pages (including exhibits).

As filed with the Securities and Exchange Commission on October 17, 2012.

i

TABLE OF CONTENTS

(continued)

ii

TABLE OF CONTENTS

(continued)

iii

I.              INTRODUCTION

A.            Summary of Application

Legg Mason ETF Trust (“Trust”), Legg Mason Partners Fund Advisor, LLC (“Adviser”) and Legg Mason Investor Services, LLC (“LMIS” and, collectively with the Trust and the Adviser, “Applicants”) apply for and request an order under Section 6(c) of the Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and from Rule 22c-1 under the Act, under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (“Order”).  Applicants request that the order requested herein apply to the initial series of the Trust described herein (“Initial Funds”) as well as to additional series of the Trust and other open-end management investment companies, or series thereof, that may be created in the future (“Future Funds”).  Any Future Fund will (a) be advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser and (b) comply with the terms and conditions of this Application.

The Future Funds may include one or more exchange-traded funds (“ETFs”) which invest in other open-end and/or closed-end investment companies and/or ETFs (“Fund of Fund ETFs”).  A Fund of Fund ETF may invest in affiliated and/or unaffiliated ETFs in reliance upon Sections 12(d)(1)(F) and 12(d)(1)(G) alone or in conjunction with appropriate rules, including Rules 12d1-1, 12d1-2 and 12d1-3, and existing(1) or future exemptive relief.  In addition, a Fund of Funds ETF may enter into participation agreements with unaffiliated funds that have obtained exemptive relief from Section 12(d)(1).  The Initial Funds and the Future Funds together are referred to herein as the “Funds.”  Each Fund relying on the exemptive relief will operate as an

(1)           See In the Matter of Legg Mason Partners Equity Trust, Legg Mason Partners Variable Equity Trust and Legg Mason Partners Fund Advisor, LLC, IC Rel. No. 29192 (March 26, 2010) (notice) and IC Rel. No. 29255 (April 21, 2010) (order) (“Prior Order”) and the related application (file no. 812-13681) (“Prior Application”).

actively managed ETF.  A Fund of Funds (as defined below) may rely on the Order only to invest in a Fund that is not a Fund of Funds ETF and not in any other registered investment company or a Fund of Funds ETF.

The requested Order would permit, among other things:

•      shares (“Shares”) of the Funds, which are actively managed open-end management investment companies, to trade on a national securities exchange at prices set by the market rather than at net asset value per share (“NAV”);

•      Shares to be redeemable in large aggregations only;

•      certain Funds that invest in foreign securities to pay redemption proceeds more than seven calendar days after Shares are tendered for redemption;

•      certain affiliated persons of the Funds to buy securities from, and sell securities to, the Funds in connection with the “in-kind” purchase and redemption of the Shares;

•      Funds of Funds (as defined below) to acquire Shares of the Funds beyond the limitations in Section 12(d)(1)(A);

•      the Funds, any principal underwriter for a Fund and any Broker (as defined below) to sell Shares of the Funds to a Fund of Funds (as defined below) beyond the limitations in Section 12(d)(1)(B); and

•      a Fund to sell its Shares to and redeem its Shares from a Fund of Funds (as defined below) of which the Fund is an affiliated person or an affiliated person of an affiliated person.

Applicants believe that (a) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and (b) with respect to the relief requested pursuant to Section 17(b), the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the investment objective and policy of each Fund; and the proposed transactions are consistent with the general purposes of the Act.

With respect to Section 12(d)(1), Applicants are requesting relief (“Fund of Funds Relief”) to permit management investment companies and unit investment trusts (“UITs”) registered under the Act that are not part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Funds (such registered management investment companies are referred to as “Investing Management Companies,” such UITs are referred to as “Investing Trusts,” and Investing Management Companies and Investing Trusts are collectively referred to as “Funds of Funds”), to acquire Shares beyond the limitations in Section 12(d)(1)(A) and to permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934 (“Exchange Act” and such persons registered under the Exchange Act, “Brokers”), to sell Shares beyond the limitations in Section 12(d)(l)(B).  Applicants request that any exemption under Section 12(d)(1)(J) from Sections 12(d)(1)(A) and (B) apply to: (1) each Fund that is currently or subsequently part of the same “group of investment companies” as the Funds within the meaning of Section 12(d)(1)(G)(ii) of the Act, as well as any principal underwriter for the Funds and any Brokers selling Shares of a Fund to Funds of Funds; and (2) each Fund of Funds that enters into a participation agreement (“FOF Participation Agreement”) with a Fund.(2)  “Fund of Funds” does not include the Funds.

(2)           In no case will a Future Fund that is a Fund of Funds ETF rely on the exemption from Section 12(d)(1) being requested in this Application.

Applicants believe that the exemptive relief requested under Section 12(d)(1)(J) is appropriate.  Section 12(d)(1)(J) of the Act provides that the Securities and Exchange Commission (“Commission”) may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.  The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things, “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”(3) Applicants believe that the conditions for relief, described at length herein, adequately address the concerns underlying Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act and that a grant of relief would be consistent with Section 12(d)(1)(J) of the Act.

In connection with the Fund of Funds Relief sought, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and (2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, certain Funds of Funds of which the Funds are affiliated persons, or affiliated persons of affiliated persons.

All entities that currently intend to rely on the Order are named as Applicants.  Any other entity that relies on the Order in the future will comply with the terms and conditions of this Application.  As noted above, a Fund of Funds may rely on the Order only to invest in a Fund

(3)           H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996).

that is not a Fund of Funds ETF and not in any other registered investment company or a Fund of Funds ETF.  The FOF Participation Agreement will also include this acknowledgment.

B.            Comparability of Relief Sought to Prior Relief Granted by the Securities and Exchange Commission

Applicants seek relief to permit an actively managed fund to issue exchange-traded Shares, substantially similar to the relief granted by the Commission to applicants with respect to other open-end management investment companies currently operating as actively managed ETFs.(4)

II.            APPLICANTS AND OTHER PRINCIPAL PARTIES

A.            The Trust

The Trust, which is organized as a Maryland statutory trust, is an open-end management company.  The investment objectives and principal investment strategies of the Initial Funds are discussed in Section III.B and Appendix A.  The Trust will be overseen by a Board of Trustees (“Board”).(5)

The Trust is registered as an open-end management investment company pursuant to a

(4)           See In the Matter of Russell Exchange Traded Funds Trust, et al., IC Rel No. No. 29706 (June 22, 2011) (notice) and IC Rel. No. 29727 (July 19, 2011) (order); In the Matter of Eaton Vance Management, et al., IC Rel. No. 29591 (March 1, 2011) (notice) and IC Rel. No. 29620 (March 30, 2011) (order); In the Matter of iShares Trust, et al., IC Rel. No. 29543 (December 27, 2010) (notice) and IC Rel. No. 29571 (January 24, 2011) (order); In the Matter of Van Eck Associates Corporation, et al., IC Rel. No. 29459 (October 7, 2010) (notice) and IC Rel. No. 29496 (November 3, 2010) (order); In the Matter of AdvisorShares Investments, LLC and AdvisorShares Trust, IC Rel. No. 29264 (May 6, 2010) (notice) and IC Rel. No. 29291 (May 28, 2010) (order); In the Matter of Claymore Exchange-Traded Fund Trust 3, Claymore Securities, Inc. and Claymore Advisors, LLC, IC Rel. No. 29256 (April 23, 2010) (notice) and IC Rel. No. 29271 (May 18, 2010) (order); In the Matter of Pacific Investment Management Company LLC and PIMCO ETF Trust, IC Rel. No. 28949 (October 20, 2009) (notice) and IC Rel. No. 28993 (November 10, 2009) (order); In the Matter of Grail Advisors, LLC and Grail Advisors ETF Trust (formerly known as Grail Advisors’ Alpha ETF Trust), IC Rel. No. 28571 (December 23, 2008) (notice) and IC Rel. No. 28604 (January 16, 2009) (order); In the Matter of WisdomTree Asset Management, Inc. and WisdomTree Trust, IC Rel. No. 28419 (September 29, 2008) (notice) and IC Rel. No. 28471 (October 27, 2008) (order); In the Matter of First Trust Advisors L.P., et al., IC Rel. No. 28421 (September 29, 2008) (notice) and IC Rel. No. 28468 (October 27, 2008) (order); In the Matter of PowerShares Capital Management LLC, et al., IC Rel. No. 28411 (September 29, 2008) (notice) and IC Rel. No. 28467 (October 27, 2008) (order) (“Active PowerShares Order”), amending In the Matter of PowerShares Capital Management LLC, et al., IC Rel. No. 28140 (February 1, 2008) (notice) and IC Rel. No. 28171 (February 27, 2008) (order); and In the Matter of Bear Stearns Active ETF Trust, et al., IC Rel. Nos. 28143 (February 5, 2008) (notice) and 28172 (February 27, 2008) (order).

(5)           The term “Board” also includes the board of trustees or directors of a Future Fund, if different.

registration statement on Form N-8A filed with the Commission under the Act and will offer and sell Shares of the Initial Funds pursuant to a registration statement on Form N-1A filed with the Commission under the Securities Act of 1933 (“Securities Act”) and the Act.(6)

Each Fund that intends to qualify as a “regulated investment company” (“RIC”) under the Internal Revenue Code of 1986 (“Code”) must meet certain diversification tests imposed by the Code in order to satisfy RIC requirements.

B.            The Adviser and Sub-Advisers

The Adviser, which is organized as a Delaware limited liability company, will be the investment adviser to each of the Funds.  The Adviser’s principal office is located at 620 Eighth Avenue, New York, New York 10018.  The Adviser is registered with the Commission as an investment adviser under Section 203 of the Investment Advisers Act of 1940 (“Advisers Act”).

The Adviser may enter into sub-advisory agreements with one or more investment advisers, each of which will serve as sub-advisers to a Fund (each, a “Sub-Adviser”).  Each Sub-Adviser will be registered or exempt from registration with the Commission as an investment adviser under Section 203 of the Advisers Act.

Each Sub-Adviser may have a number of other clients, which may include open-end management investment companies that are registered under the Act, separately managed accounts for institutional investors, privately offered funds that are not deemed to be “investment companies” in reliance on Sections 3(c)(1), (3)(c)(7) or 3(c)(11) of the Act, closed-end funds and business development companies (collectively, “Client Accounts”).

(6)           The Trust filed with the Commission its notification of registration as an investment company on Form N-8A under the Act and its registration statement on Form N-1A under the Securities Act and the Act on November 23, 2011 relating to an Initial Fund (File Nos. 333-178157 and 811-22636).  The Trust filed with the Commission Pre-Effective Amendment No. 1 to the Trust’s registration statement on Form N-1A under the Securities Act and Amendment No. 1 under the Act on December 8, 2011 relating to such Initial Fund.  On February 24, 2012, the Trust filed with the Commission Pre-Effective Amendment No. 2 to the Trust’s registration statement on Form N-1A under the Securities Act and Amendment No. 2 under the 1940 Act relating to such Initial Fund.

C.            The Distributor

The Trust will enter into a distribution agreement with one or more distributors, including LMIS, a Delaware limited liability company.  LMIS will be the distributor for the Initial Funds.  Each distributor will be a Broker and will act as the distributor and principal underwriter (“Distributor”) of one or more of the Funds.  Each Distributor will distribute Shares on an agency basis.  No Distributor is or will be affiliated with any Exchange (as defined below).  The Distributor for each Fund will comply with the terms and conditions of this Application.  Applicants request that the Order also apply to any other Distributor to the Funds in the future, provided that any such Distributor complies with the terms and conditions of this Application.

D.            Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Agent

Each Fund will have an administrator (“Administrator”), custodian (“Custodian”), fund accountant (“Fund Accountant”), transfer agent (“Transfer Agent”), dividend disbursing agent (“Dividend Disbursing Agent”) and may have a securities lending agent (“Securities Lending Agent”) of portfolio securities (“Portfolio Securities”).  The services provided by the Administrator and Fund Accountant may be provided by the Adviser or an affiliated person of the Adviser.  The performance of the duties and obligations of each of these service providers will be conducted in accordance with the provisions of the Act and the rules thereunder.  The Trust and the Securities Lending Agent will comply with guidelines of the Commission staff regarding the lending of portfolio securities of an open-end investment company.  As discussed below, subject to the approval of the Board, an affiliate of the Adviser and/or Sub-Advisers may provide administration, custody, fund accounting, transfer agency and dividend disbursement services to the Funds.

III.           APPLICANTS’ PROPOSAL

A.            Reason for Proposal

Applicants wish to make available, in response to market demand, a registered investment company security that provides intra-day liquidity and, through its structure, the potential for lower cost exposure to an actively managed portfolio of securities.  Applicants expect that the Shares, because they can be bought and sold continuously throughout the day, will appeal to tactical and other traders who prefer to buy and sell ETF shares as well as to those investors that are currently invested in conventional mutual fund shares, which can be bought and sold only at a price calculated once per day, following the close of trading on the New York Stock Exchange (“NYSE”) or other Exchange (which is usually 4:00 p.m. ET).

There are clear benefits to moving transactions in Shares by investors onto an Exchange.  The most important benefit is that transactions effected on an Exchange between buyers and sellers would not involve the Fund, and, thus, would not disrupt the Fund’s portfolio management or cause the Fund to incur any transaction costs.

Applicants also expect the Shares to appeal to broker-dealers, investment advisers, financial planners, and others acting as intermediaries on behalf of their clients or customers.  An actively managed ETF (such as that proposed by this Application) can provide such investors with important tax benefits and cost savings relative to a comparable mutual fund investment.

Applicants believe that offering an actively managed ETF would provide significant benefits to investors and that a grant of relief would be consistent with Section 6(c) of the Act.  Applicants believe that the Shares would provide the following benefits, among others:

•      Provide investors with exposure to the diversification and potentially above-market return opportunities offered by an actively managed ETF.

•      Provide investors with an actively managed portfolio of securities, through Shares that can be traded throughout the day at prices that reflect minute-by-minute market conditions rather than end-of-day prices.

•      Provide investors with an opportunity to obtain through their brokerage or advisory relationships a diversified portfolio of securities selected by Adviser and/or Sub-Advisers according to such Adviser’s and/or Sub-Advisers’ investment criteria with significantly lower transaction costs than if they purchased individual securities.

•      Provide investors with a generally more tax-efficient investment than a comparable mutual fund investment.

•      Provide short-term investors with an investment option that will not disrupt the portfolio management of the Fund.

•      Provide a security that should be freely available in response to market demand.

B.            Description of the Funds

Each Fund will offer Shares that will be listed on one or more national securities exchanges as defined in Section 2(a)(26) of the Act (herein collectively referred to as an “Exchange”).  The Fund’s listing Exchange will not be affiliated with the Trust, the Funds, the Adviser, a Sub-Adviser or the Distributor.  The Shares will not be individually redeemable by the Fund, but will trade on the Exchange as individual Shares.

1.             Investment Objectives and Strategy

The Adviser and/or a Sub-Adviser will seek to achieve each Fund’s investment objective by utilizing an active management investment strategy.

The Initial Funds and Future Funds may invest in equity securities (“Equity Funds”) or fixed income securities (“Fixed Income Funds”) traded in the U.S. or non-U.S. markets.  Funds that invest in foreign equity and/or fixed income securities are “Foreign Funds.”  Funds and portions of Funds that invest in foreign and domestic equity securities are “Global Equity Funds.”  Funds and portions of Funds that invest in foreign and domestic fixed income securities are “Global Fixed Income Funds” (and together with the Global Equity Funds, “Global Funds,” which term includes portions of Funds that invest in foreign and domestic equity and fixed income securities).  The Domestic Equity Funds and Domestic Fixed Income Funds together are “Domestic Funds,” which term includes any portion of a Fund that invests in domestic equity and fixed income securities.  The Initial Funds and Future Funds may also invest in a broad variety of other instruments but none of the Initial Funds or any Future Fund relying on the Order will invest in options contracts, futures contracts or swap agreements.  The investment objectives and strategies of the Initial Funds are further described in Appendix A.

The Adviser may select Sub-Advisers for the Funds as it deems appropriate.  To the extent applicable, the Adviser and/or Sub-Advisers will adopt compliance policies and procedures that are designed to address any conflicts of interest raised by the side-by-side management of the Funds and the Client Accounts (“Conflicts Policies and Procedures”).  In utilizing an active management investment style, the Adviser and/or Sub-Advisers may use internal and external research as well as proprietary fundamental analysis and consideration of economic trends to execute a Fund’s investment strategy.

2.             Implementation of Investment Strategy

In order to implement each Fund’s investment strategy, the Adviser and/or Sub-Advisers of a Fund may review and change the Portfolio Securities held by the Fund daily.  On each business day, which means any day a Fund is open for business, including as required by Section 22(e) of the Act (“Business Day”), before the commencement of trading in Shares on the Fund’s listing Exchange, the Fund will disclose on the Fund’s website (“Website”) the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis of the Fund’s calculation of NAV at the end of the Business Day.

The Adviser, Sub-Advisers and the Fund will not disclose information concerning the identities and quantities of the Portfolio Securities before such information is publicly disclosed and is available to the entire investing public.

3.             Additional Policies

a.             General

Each Fund will adopt certain fundamental policies consistent with the Act and will be classified as “diversified” or “non-diversified” under the Act.  Additional investment policies and strategies will be described in each Fund’s current prospectus (“Prospectus”) and/or statement of additional information (“SAI”).

b.             Depositary Receipts

Applicants anticipate that many, if not all, of the Foreign Funds and the Global Funds will invest a significant portion of their assets in depositary receipts representing foreign securities in which they seek to invest (“Depositary Receipts”).  Depositary Receipts are typically issued by a financial institution (a “Depository”) and evidence ownership interests in a security or a pool of securities (“Underlying Securities”) that have been deposited with the Depository.(7)

A Fund will not invest in any Depositary Receipts that the Adviser and/or the Sub-Advisers deems to be illiquid or for which pricing information is not readily available.

(7)           Depositary Receipts include American depositary receipts (“ADRs”) and Global Depositary Receipts (“GDRs”).  With respect to ADRs, the Depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer.  The ADR is registered under the Securities Act on Form F-6.  ADR trades occur either on an Exchange or off-exchange.  Financial Industry Regulatory Authority Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis.  With respect to GDRs, the Depositary may be a foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer.  All GDRs are sponsored and trade on a foreign exchange.  No affiliated persons of Applicants, the Advisers, or any Sub-Adviser will serve as the Depositary for any Depositary Receipts held by a Fund.

4.             Management of the Funds

While each Fund will be managed by the Adviser and, if applicable, Sub-Advisers, the Board will have overall responsibility for the Funds’ operations.  The composition of the Board will be in compliance with the requirements of Section 10 of the Act.

C.            Regulatory Concerns

In the concept release regarding actively managed ETFs, the Commission stated that, in evaluating any specific proposal for an actively managed ETF, it will consider whether the proposal presents any new regulatory concerns.(8)  Applicants have considered the regulatory concerns the Commission identified and address them below.

1.             The Trust and the Funds

Applicants intend to make clear in this Application that the Trust and the Funds will be structured and operated almost identically to ETFs now trading on the NYSE Arca, Inc. (“Arca”) or other Exchanges, including The Nasdaq Stock Market LLC (“Nasdaq”).  Applicants submit that the structure and operation of the Trust and the Funds should be very familiar to investors and market participants who currently use ETFs, and that the Funds’ arbitrage mechanism will function identically to the arbitrage mechanism in effect for ETFs currently trading.  As discussed herein, the relief sought is no longer novel, even to the extent that it pertains to actively managed ETFs; and Applicants believe that the full transparency of the Portfolio Securities of each Fund and other features of the Fund, as described in this Application, are fully responsive to the Commission’s regulatory concerns over actively managed ETFs, thereby making the Trust and the Funds appropriate vehicles for the relief sought in this Application.

(8)           See Concept Release: Actively Managed Exchange-Traded Funds, IC Rel. No. 25258 (Nov. 8, 2001) (“Concept Release”).

2.             Potential Discrimination Among Beneficial Owners

The first potential regulatory concern the Commission raised in the Concept Release relates to Section 1(b)(3) of the Act, which states that the public interest and the interest of investors are adversely affected when investment companies issue securities containing inequitable or discriminatory provisions.  The Commission observed that it might be possible that, during any particular time, the NAV of an actively managed ETF could be increasing while the market price of its shares could be falling, and vice versa.

Applicants’ proposal for full transparency of each Fund’s Portfolio Securities with disclosure of the identities and quantities of the Portfolio Securities is designed for efficient arbitrage, thus avoiding the possibility that significant deviations could develop between the market price of a Fund’s Shares and its NAV.  The Adviser expects that Authorized Participants will be able to readily ascertain the value of the securities and other investments made by the Funds because information regarding these investments will be disclosed daily.  Applicants are highly confident that, because they will be providing full disclosure of each Fund’s Portfolio Securities, exchange specialists and market makers for Shares on an Exchange (collectively, “Market Makers”) will be able to maintain reasonable spreads between the bid and offer prices of the Shares, and, therefore, cause the market price of the Shares to track the NAV closely.  Applicants do not expect the deviations between the market price and the NAV of the Shares to be material in magnitude or frequency.  Moreover, Applicants do not believe the scenario posed in the Concept Release of the NAV of the Shares increasing while the market price of those Shares decreases, or vice versa, is likely to occur.  Either scenario would signal a fundamental breakdown in the arbitrage process (possibly involving misconduct by intermediaries or secondary market participants) rather than the existence of inequitable or discriminatory provisions in the ETF structure.  Neither scenario could be reasonably attributed to the actively managed nature of the Funds.

In connection with its Section 1(b)(3) concerns, the Commission also questioned whether the operation of an actively managed ETF would place investors who have the financial resources to purchase or redeem a Creation Unit (as defined below) at NAV in a different position than most retail investors who may buy and sell ETF shares only at market price.  Applicants do not believe that the issuance of the Shares by any Fund will give rise to any discriminatory treatment of shareholders, or create any imbalance of equities, of the type that Section 1(b)(3) of the Act was designed to prevent.  Although all investors may have the same opportunity in a free market system to acquire investment vehicles, all investors do not have the same financial resources and, therefore, do not have the same ability to take advantage of all investment opportunities to the same degree.  The arbitrage mechanism central to the economic viability of ETFs is available only to those investors who have the financial resources to buy and sell Creation Units.  All qualifying investors have the same opportunity to buy and sell Creation Units, although they may not have the financial resources to do so.  The Fund stands ready to sell and redeem Creation Units from an Authorized Participant under the terms and conditions described in this Application.

3.             Potential Conflicts of Interest

The second potential regulatory concern the Commission raised in the Concept Release relates to Section 1(b)(2) of the Act, which states that the public interest and the interest of investors are adversely affected when investment companies are organized, operated, managed, or their portfolio securities are selected, in the interest of persons other than shareholders, including directors, officers, investment advisers, other affiliated persons, underwriters, brokers, or dealers.  The Commission observed that the operation of an ETF, specifically the process in which a Creation Unit is purchased by delivering a basket of securities to the ETF, and redeemed in exchange for a basket of securities, may lend itself to certain conflicts of interest for the ETF’s investment adviser, which has discretion to specify the securities included in the basket.  The Commission raised concerns that these conflicts may not be minimized in the case of an actively managed ETF, because the increased investment discretion of the adviser to an actively managed ETF would seem to increase the potential for conflicts of interest.  The Commission did not identify what specific conflicts of interest could arise because of this active management.  Applicants do not believe, however, the conflict raised by the proposal for the adviser to an actively managed ETF is any greater than for an adviser to any actively managed discretionary account, such as a mutual fund.

Full transparency of Portfolio Securities was chosen precisely to maximize the tighter tracking of the Funds’ Share prices and its daily NAV.  Applicants believe that the market for the Funds’ Portfolio Securities is simply too deep and competitive for the Adviser and/or Sub-Advisers or any affiliate of such persons to be able to take any action that could favor the interests of such persons to the detriment of the Funds’ shareholders.  In short, the operation of the Funds, as described in this Application, does not raise any issues under Section 1(b)(2) with respect to the management of the Funds or the issuance of Shares.

Pursuant to Rule 206(4)-7 under the Advisers Act, the Adviser and any Sub-Advisers will have written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder.  The Adviser and each Sub-Adviser have also adopted or will adopt policies and procedures to detect and prevent insider trading, as required under Section 204A of the Advisers Act, that, taking into account the nature of their business, are reasonably designed to prevent the misuse of material non-public information in violation of the Advisers Act, Exchange

Act and rules thereunder.  In addition, like the Adviser, each Distributor has adopted or will adopt a Code of Ethics as required by Rule 17j-1 under the Act that contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited by Rule 17j-1.

The Adviser is not nor will it be registered as a broker-dealer.

Subject to the approval of the Board, an affiliated person of the Adviser (“Adviser Affiliate”) or an affiliated person of a Sub-Adviser (“Sub-Adviser Affiliate”) may provide custody, fund accounting, administration, transfer agency and dividend disbursement to the Funds.  To the extent any Fund uses the services of any Adviser Affiliate, Sub-Adviser and/or Sub-Adviser Affiliate for the purposes described above, such activities will comply with the Act, the rules thereunder and the terms and conditions of this Application.

4.             Other Regulatory Concerns

Applicants are not aware of any other issues that could affect the willingness of investors to purchase Shares either on the secondary market or in Creation Units from the Fund.

D.            Description of Purchase and Redemption Provisions

Shares will not be individually redeemable.  Only Shares combined into one or more groups of a fixed number of Shares (each group of a specified number of individual Shares will be defined as a “Creation Unit”) will be redeemable.  Creation Units will not be listed or traded.  The Shares, however, will be listed on an Exchange and traded in the secondary market in the same manner as other equity securities.  Applicants intend that the initial NAV of the Shares be established at a level convenient for trading purposes.

The Funds will have Shares listed on an Exchange.  The Funds will comply with the terms and conditions of the Application and any Order granted pursuant to this Application.

Finally, Applicants have determined that purchases and redemption of Creation Units will be made by means of an “in-kind” tender of specified Portfolio Securities, in cash or by a combination of Portfolio Securities and cash.  The “in-kind” approach will minimize the need to liquidate a Fund’s Portfolio Securities to meet redemptions and to acquire Portfolio Securities in connection with purchases of Creation Units and should permit closer tracking of the market price and NAV.  “In-kind” purchases and redemptions will be made only in Creation Units.

1.             Fund Transparency

Applicants believe that investors will have a reasonable expectation that all ETFs will be designed to enable efficient arbitrage and, thereby, minimize the probability that Shares will trade at a material premium or discount to the Fund’s NAV.  Applicants have considered the level of transparency in Portfolio Securities necessary to allow for efficient arbitrage activity in the Shares.(9)

After considering a variety of alternatives, Applicants determined that the best approach to providing a level of transparency that permits efficient arbitrage without compromising the statutory and fiduciary responsibilities of the Adviser would be to provide full transparency of each Fund’s portfolio.

The NAV of each Fund will be calculated each Business Day as of the close of regular trading on the NYSE or other Exchange on which it is traded, generally 4:00 p.m. Eastern Time.(10)

Each Business Day, the Adviser will publish free of charge on the Website (or provide a link to another website that will publish free of charge) each Fund’s per Share NAV, market

(9)           See Concept Release, supra note 8, at 12.

(10)         Applicants note that each Fund will have in place procedures for the fair valuation of portfolio securities in calculating NAV.

closing price or midpoint of the bid/ask spread as of the NAV calculation time (“Bid/Ask Price”) and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV, all as of the prior Business Day.  The identities and quantities of the Portfolio Securities for each Fund will also be fully available on the Website through unaffiliated third-party data vendors.  The last traded price of Fund Shares will be made available by the Exchange on which it is listed.  The amount representing, on a per Share basis, the sum of the current value of the Deposit Instruments and the estimated Cash Amount (as defined below) will be disseminated every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association.

Applicants are highly confident that the full publication of the Fund’s Portfolio Securities and the periodic disclosure of the portfolio disclosure list will enable Market Makers to maintain reasonable spreads between the bid and offer prices of the Fund’s Shares.  Applicants do not believe that the Shares will persistently trade in the secondary market at a material premium or discount in relation to the Fund’s NAV or that premiums or discounts will be greater than or last any longer than the temporary deviations between market price and NAV.

The Adviser and the Sub-Advisers will adopt policies and procedures prohibiting their employees from disclosing or using any non-public information acquired through his or her employment, except as appropriate in connection with the rendering of services to the Funds.

E.             Capital Structure and Voting Rights; Book-Entry

Owners of beneficial interests in Shares of the Funds (“Beneficial Owners”) will have one vote per dollar with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the Act and the rules promulgated thereunder and state law applicable to Maryland statutory trusts.

Shares will be registered in book-entry form only and the Funds will not issue individual Share certificates.  The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (“DTC”) or its nominee will be the record or registered owner of all outstanding Shares.  Beneficial ownership of Shares will be shown on the records of the DTC or DTC participants (“DTC Participants”).  Beneficial Owners will exercise their rights in such securities indirectly through the DTC and the DTC Participants.  All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified.  No Beneficial Owner shall have the right to receive a certificate representing such Shares.  Delivery of all notices, statements, shareholder reports and other communications from any Fund to Beneficial Owners will be at such Fund’s expense through the customary practices and facilities of the DTC and the DTC Participants.

F.             Exchange Listing

The Trust will list Shares of the Funds on the Arca or other Exchange.  The Distributor will serve as principal underwriter only of the Creation Units of Shares.  The principal secondary market for Shares will be the primary listing Exchange.  When Arca or NYSE is the primary listing Exchange, it is expected that one or more Exchange member firms will be designated by the Exchange to act as a Market Maker.(11)

(11)         If Shares are listed on Nasdaq or a similar electronic Exchange (including NYSE Arca), one or more member firms of that Exchange will act as Market Maker and maintain a market for Shares trading on that Exchange.  On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in Shares to maintain a listing.  In addition, on Nasdaq and Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions.  No Market Maker will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within Section 2(a)(3)(A) or (C) of the Act due solely to ownership of Shares as discussed below.

Applicants intend to satisfy all of the listing requirements necessary to maintain the Shares’ listing on the Exchange.  This includes any minimum threshold requirements related to Beneficial Owners and any additional listing requirement the Exchange deems advisable.  In addition, if a Fund ceases operation and terminates, the Exchange may remove the Shares of the Fund from listing and trading.  As long as each Fund operates in reliance on the requested Order, Shares will be listed on an Exchange.

G.            Sales of Shares

1.             General

The Trust will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received.  The NAV of each Fund will be determined as of the close of the regular trading session on the NYSE on each Business Day.  The Trust will sell and redeem Creation Units of each Fund only on a Business Day, which includes any day that a Fund is required to be open under Section 22(e) of the Act.

2.             Purchases and Redemptions of Creation Units

In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis.  Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Redemption Instruments”).(12)  On any given Business Day, the names and quantities of the instruments that

(12)         The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act.  In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or a redemption, as the “Creation Basket”.  In addition, the Creation Basket will correspond pro rata to the positions in the Fund’s portfolio (including cash positions), except:(13)

(a)   in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

(b)   for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;(14) or

(c)   “to be announced” transactions (“TBA Transactions”),(15) short positions and other positions that cannot be transferred in-kind(16) will be excluded from the Creation Basket.(17)

If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Cash Amount”).  A difference may occur where the market value of the Creation Basket changes relative to the NAV of the Fund for the reasons identified in clauses (a) through (c) above.

(13)         The portfolio used for this purpose will be the same portfolio used to calculate the Fund’s NAV for that Business Day.

(14)         A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

(15)         A TBA Transaction is a method of trading mortgage-backed securities.  In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price.  The actual pools delivered generally are determined two days prior to settlement date.  The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Instrument or Redemption Instrument.

(16)         This includes instruments that can be transferred in-kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

(17)         Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Cash Amount (defined below).

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in-kind, solely under the following circumstances:

(a)   to the extent there is a Cash Amount, as described above;

(b)   if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

(c)   if, upon receiving a purchase or redemption order from an Authorized Participant, the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;(18)

(d)   if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC or DTC; or (ii) in the case of Global Funds and Foreign Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

(e)   if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Global Fund or Foreign Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in-kind.(19)

Each Business Day, before the open of trading on the listing Exchange, the Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Cash Amount (if any), for that day.  The Creation

(18)         In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors.  For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser’s size, experience and potentially stronger relationships in the fixed income markets.  Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective.  In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption.  As a result, tax considerations may warrant in-kind redemptions.

(19)         A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket.

Transaction expenses, including operational processing and brokerage costs, may be incurred by a Fund when investors purchase or redeem Creation Units and such costs have the potential to dilute the interests of the Fund’s existing Beneficial Owners.  Hence, each Fund may impose purchase or redemption transaction fees (“Transaction Fees”) in connection with effecting purchases or redemptions.  Since the Transaction Fees are intended to defray the transaction expenses as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Units, the Transaction Fees will be borne only by such purchasers or redeemers.  In those instances in which a Fund permits an “in-kind” purchaser to substitute cash in lieu of depositing one or more of the requisite Deposit Instruments, the purchaser may be assessed a higher Transaction Fee on the “cash in lieu” portion of its investment to cover the cost of purchasing the necessary Deposit Instruments, including operational processing and brokerage costs, and part or all of the spread between the expected bid and offer side of the market relating to such Deposit Instruments.  The exact amounts of such Transaction Fees will be determined separately for each Fund and may vary over time.

The amount of the maximum Transaction Fee for each Fund and the method of calculating such Transaction Fees will be set separately.  Variations in the Transaction Fees may be imposed from time to time.  From time to time, and for such periods as the Adviser and/or the Sub-Advisers in its sole discretion may determine, the Transaction Fees for purchases or redemptions of Creation Units for any Fund may be increased, decreased or otherwise modified.  Such Transaction Fees will be limited to amounts that have been determined by the Fund to be appropriate and will take into account operational processing costs associated with the recent Deposit Instruments and Redemption Instruments of the Funds.  In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

Each Fund will issue, on a continuous offering basis, its Shares in one or more groups of a fixed number of Shares (e.g., at least 25,000 Shares).  The price per Share of each Fund will fall in the range of $20 to $100.(20)  Accordingly, the price of a Creation Unit will be between $500,000 (assuming the lowest price of $20 per Share) and $2,500,000 (assuming the highest price of $100 per share).  Applicants have not yet established the initial value per Share for the Initial Funds.

All orders to purchase Shares in Creation Units must be placed with the Distributor by or through an “Authorized Participant” which is either:  (1) a “Participating Party,” i.e., a broker-dealer or other participant in the Continuous Net Settlement (“CNS”) System of National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission or (2) a DTC Participant, which, in either case, has signed a “Participant Agreement” with the Distributor.  An Authorized Participant is not required to be a member of an Exchange.  As described below, the Distributor will be responsible for transmitting orders to the Funds and will furnish to those placing such orders confirmation that the orders have been accepted, but the Distributor may reject any order that is not submitted in proper form.  Subsequent to the acceptance of an order to purchase Shares in Creation Units, upon delivery of the requisite Deposit Instruments and cash, as determined according to the procedures described in Section II.G.2. of the Application (the “Portfolio Deposit”), the Distributor will instruct the Trust to

(20)         Applicants believe that a conventional trading range will be between $20-$100 per Fund Share and each Fund reserves the right to declare a stock split if the trading price over time exceeds such price.

initiate “delivery” of the appropriate number of Shares of the applicable Fund to the book-entry account specified by the entity placing the order in the manner described below.  The Distributor also will be responsible for delivering a Fund’s Prospectus or Summary Prospectus (if any) to those persons creating Shares in Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.  In addition, the Distributor will maintain a record of the instructions given to the Trust to implement the delivery of Shares.  The Distributor may delegate certain administrative tasks to the Administrator.

3.             Payment Requirements for Creation Units

Creation Units may be purchased only by or through an Authorized Participant that has entered into a Participant Agreement.  An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant.  Authorized Participants making payment for an order placed through the Distributor of any Creation Unit(s) of Shares of any Domestic Fund that is an Equity Fund must either:  (1) initiate instructions pertaining to the Portfolio Deposit through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Units of Shares (such process is referred to herein as the “Shares Clearing Process”) or (2) deposit the Creation Basket with the Trust “outside” the Shares Clearing Process through the facilities of DTC.  This latter process, which is a DTC manual clearing process, is available to all DTC Participants; because it involves the manual line-by-line movement of (potentially) hundreds of securities positions, its usage generally costs a Fund more than the Shares Clearing Process to settle a purchase or redemption of a Creation Unit.  With respect to any Fund that invests in a mix of domestic and foreign equity and debt securities, the clearance and settlement of its Creation Units will depend on the nature of each security, consistent with the processes discussed below.

The Shares Clearing Process is not currently available for purchases or redemptions of Foreign Funds or Global Funds.  Accordingly, Authorized Participants making payment for orders of Creation Units of Shares of Foreign Funds or Global Funds must have international trading capabilities and must deposit the Deposit Instruments and the Redemption Instruments with the Fund “outside” the Shares Clearing Process through the relevant Fund’s Custodian and sub-custodians.  Specifically, the purchase of a Creation Unit of a Foreign Fund or Global Fund will operate as follows.  Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Fund, must be received by the Distributor from the Authorized Participant on its own or another investor’s behalf by the Order Cut-Off Time on the Transmittal Date (both as defined below).  Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and Custodian.  Once the Custodian has been notified of an order to purchase, it will provide necessary information to the sub-custodian(s) of the relevant Foreign Fund or Global Fund.  The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner on whose behalf it is acting, the relevant Deposit Instruments.  Deposit Instruments must be delivered to the accounts maintained at the applicable sub-custodians.  All sub-custodians will comply with Rule 17f-5 under the Act.  Once sub-custodians confirm to the Custodian that the required instruments and any cash, delivered according to the procedures in Section III.G.2. have been delivered, the Custodian will notify the Adviser and Distributor.  The Distributor will then deliver a confirmation and Fund Prospectus or Summary Prospectus to the purchaser.

All orders to create Creation Units, whether through or “outside” the Shares Clearing Process, must be received by the Distributor no later than the order cut-off time designated as such in the Participant Agreement (“Order Cut-Off Time”), in each case on the date such order is placed (“Transmittal Date”) in order for creation of the Creation Units to be effected based on the NAV of the relevant Funds as determined on such date.  Currently, in the case of custom orders, the order must be received by the Distributor, no later than 3:00 p.m. ET.  On days when an Exchange or the bond markets close earlier than normal, Fixed Income Funds may require custom orders for Creation Units to be placed earlier in the day.  For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the Order Cut-Off Time for custom orders is expected to be no later than 11:00 a.m. ET.  The procedures for making payment through and “outside” the Shares Clearing Process will be set forth in detail in the SAI and are discussed below.

4.             Placement and Acceptance of Creation Unit Purchase Orders

To initiate an order for a Creation Unit of any particular Fund, an Authorized Participant must give notice to the Distributor of its intent to submit such an order to purchase not later than Order Cut-Off Time on the relevant Business Day.  The Order Cut-Off Time for purchases of Shares of each Fund will be the same time that the Fund calculates its NAV and is currently expected to be 4:00 p.m. ET.  Once the Distributor receives a notice of an intent to submit an order, the Distributor shall cause the Adviser and/or the Sub-Advisers and the Custodian to be informed of such notice.

5.             Purchases Through the Shares Clearing Process

An entity purchasing Creation Units of Shares may use the Shares Clearing Process that has been designed to provide trade instructions and the transfer of the requisite Deposit Instruments and the Redemption Instruments to the Trust, along with the appropriate Transaction Fee.  Upon the deposit of such Deposit Instruments and the Redemption Instruments in payment for such Creation Units of Shares placed through the Distributor, such Shares will be delivered to the purchaser thereof.

6.             Purchases “Outside” the Shares Clearing Process

An entity purchasing Creation Units of Shares “outside” the Shares Clearing Process will be using a manual line-by-line position movement of each Deposit Instrument and hence will be required to pay a higher Transaction Fee than would have been charged had the creation been effected through the Shares Clearing Process.  Upon the deposit of the requisite Deposit Instruments and the Redemption Instruments in payment for Creation Units placed through the Distributor, such Shares in Creation Units will be delivered to the purchasers thereof.

An Authorized Participant must make available on or before the contractual settlement date, by means satisfactory to the Trust, immediately available or same-day funds estimated by the Trust to be sufficient to pay the cash, as determined according to the procedures described in Section II.G.2. of the Application, next-determined after acceptance of the purchase order together with the applicable purchase Transaction Fee.  Any excess funds will be returned following settlement of the issue of the aggregation of a Creation Unit.

Subject to the conditions that (a) a properly completed irrevocable purchase order has been submitted by an Authorized Participant (either on its own or another investor’s behalf) not later than the Order Cut-Off Time on the Transmittal Date, and (b) arrangements satisfactory to the Trust are in place for payment of the cash, as determined according to the procedures described in Section II.G.2. of the Application and any other cash amounts that may be due under the procedures described in Section II.G.2. of the Application, the Trust will accept the order, subject to its right (and the right of the Distributor, the Adviser and/or the Sub-Advisers) to reject any order not submitted in proper form.

Once the Trust has accepted an order, upon the next determination of the NAV per Share of the relevant Fund, the Trust will confirm the issuance, against receipt of payment, of a

Creation Unit of such Fund at such NAV per Share.  The Distributor will then transmit a confirmation of acceptance to the Authorized Participant that placed the order.

A Creation Unit of a Fund will not be issued until the transfer of good title to the Trust of the Portfolio Deposit has been completed.  Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant despite the fact that the corresponding Deposit Instruments and the Redemption Instruments have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Instruments as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of sufficient collateral.  The Participant Agreement will permit the Fund to buy the missing Deposit Instruments at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Trust of purchasing such securities and the value of the collateral.

7.             Rejection of Creation Unit Purchase Orders

As noted above, the Distributor may reject any order to purchase Creation Units for any reason, including if an order to purchase Shares is not submitted in proper form.  In addition, a Fund may reject a purchase order transmitted to it by the Distributor if:

(i)    the purchaser or group of related purchasers, upon obtaining the Creation Units of Shares of a Fund order, would own eighty percent (80%) or more of the outstanding Shares of such Fund;

(ii)   the acceptance of the Deposit Instruments and the Redemption Instruments would have certain adverse tax consequences, such as causing the Fund no longer to meet RIC status under the Code for federal tax purposes;

(iii)  the acceptance of the Deposit Instruments and the Redemption Instruments would, in the opinion of the Fund, be unlawful, as in the case of a purchaser who was banned from trading in securities;

(iv)  the acceptance of the Deposit Instruments and the Redemption Instruments would otherwise, in the discretion of the Fund, the Adviser and/or Sub-Advisers, have an adverse effect on the Fund or on the rights of the Fund’s Beneficial Owners; or

(v)   there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units of Shares for all practical purposes.  Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outage resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Funds, the Adviser, any Sub-Adviser, the Transfer Agent, the Custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.

H.            Pricing

The price of Shares trading on an Exchange will be based on a current bid/offer market.  The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio Securities held by such Fund. In addition, Shares are available for purchase or sale on an intra-day basis on an Exchange and do not have a fixed relationship to the previous day’s NAV or the current day’s NAV.  Prices on an Exchange, therefore, may be below, at, or above the most recently calculated NAV of such Shares.  No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund.  Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage commissions and charges.

Applicants believe that the existence of a continuous trading market on an Exchange for Fund Shares, together with the publication by the Exchange of the current market value of the sum of the Portfolio Deposit, will be features of the Fund that will be particularly attractive to certain types of investors.  Applicants intend to emphasize these features in the marketing of Shares.

Applicants note that the pricing of Shares by means of bids and offers on an Exchange in the secondary market is no longer novel.  Applicants are aware of the marketing success of PowerShares, Rydex, SPDRs, MidCap SPDRs and Select Sector SPDRs, the individual securities of which have been traded on the NYSE Arca, but which also permit on a continuous basis the redemption of specified aggregations of such individual securities.  It is apparent to Applicants that an exchange-traded open-end investment company that provides a daily redemption feature affords significant possible benefits for many types of investors.

I.              Redemption

Beneficial Owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through the Trust.  Redemption orders must be placed by or through an Authorized Participant.  Creation Units will be redeemable at NAV per Share next determined after receipt of a request for redemption by the Trust.

Except with respect to Foreign Funds and Global Funds (as discussed below), consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act.  Subject to the foregoing, Creation Units of any Fund will generally be redeemable on any Business Day in exchange for the Redemption Instruments and any cash, as determined according to the procedures described in Section II.G.2. of the Application, in effect on the date a request for redemption is made.(21)

Redemption of Shares in Creation Units will be subject to a cash Transaction Fee imposed in the same amount and manner as the Transaction Fee incurred in purchasing such Shares.  Redemption of Shares may be made either through the Shares Clearing Process or

(21)         In the event that the Trust or any Fund is terminated, the composition and weighting of the Portfolio Securities to be made available to redeemers shall be established as of such termination date.  There are no specific termination events, but the Trust or any Fund may be terminated either by a majority vote of the Board or by the affirmative vote of a majority of the holders of Shares of the Trust or the Funds entitled to vote.   Although the Shares are not automatically redeemable upon the occurrence of any specific event, the Trust’s organizational documents will provide that the Board of Trustees will have the unrestricted right and power to alter the number of Shares that constitute a Creation Unit. Therefore, in the event of a termination, the Board of Trustees of the Trust in their sole discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Trust might elect to pay cash redemptions to all Beneficial Owners, with an “in-kind” election for Beneficial Owners owning in excess of a certain stated minimum amount.

“outside” the Shares Clearing Process through the facilities of DTC.  As discussed with respect to purchases, a redeeming Shareholder will pay a Transaction Fee to offset a Fund’s operational processing costs and other similar costs incurred in transferring the Redemption Instruments from its account to the account of the redeeming investor.  An entity redeeming Shares in Creation Unit aggregations “outside” the Shares Clearing Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the Shares Clearing Process.  In addition, an entity redeeming Shares that receives cash in lieu of one or more Redemption Instruments may be assessed a higher Transaction Fee on the “cash in lieu” portion to cover the costs of selling such Redemption Instruments, including trading costs, brokerage commissions, and all or part of the spread between the expected bid and offer side of the market relating to such Redemption Instruments.  This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units using a “cash in lieu” portion.

To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit to be redeemed to the Distributor on behalf of the Fund prior to the time that the Fund calculates its NAV on the date such redemption request is submitted, the Distributor will nonetheless accept the redemption request in reliance on an undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of sufficient collateral with respect to the missing Shares.  The Participant Agreement will permit the Trust, on behalf of the relevant Fund, to purchase the missing Shares or acquire the Portfolio Deposit underlying such Shares, and will subject the Authorized Participant to liability for any shortfall between the cost of the

Trust acquiring such Shares, Deposit Instruments or cash, as determined according to the procedures described in Section II.G.2. of the Application, and the value of the collateral.

A redemption request outside the Shares Clearing Process will be considered to be in proper form if (a) a duly completed request form is received by the Distributor from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by the Trust (currently expected to be 4:00 p.m. ET) and (b) arrangements satisfactory to the Trust are in place for the Authorized Participant to transfer or cause to be transferred to the Trust the Creation Unit of a Fund being redeemed through the book-entry system of the DTC on or before contractual settlement of the redemption request.

J.             Qualification as a Regulated Investment Company

Each Fund that intends to qualify for and to elect treatment as a RIC for U.S. federal income tax purposes effectively will be treated as if it were a separate registered investment company and generally will not be subject to U.S. federal income tax on its income to the extent it distributes substantially all of its investment company taxable income and net capital gains and satisfies other applicable requirements of the Code.

The Trust, on behalf of each Fund, will have the right to reject an order for purchase of Creation Units of Shares upon an “in-kind” deposit of Deposit Instruments if the purchaser (or a group of related purchasers) would, upon obtaining the Shares so ordered, own 80 percent or more of the outstanding Shares of a given Fund and if, in consequence, pursuant to Section 351 of the Code, the respective Fund would have a basis in the Deposit Instruments different from the market value of such Deposit Instruments on the date of deposit.  Each Fund will have the right to require and rely upon information necessary to determine beneficial ownership of Shares for purposes of the 80 percent determination or in lieu of this, accept a certification from a broker-dealer that is a member of the Fund’s listing Exchange, that the cost basis of the Deposit

Instruments is essentially identical to their market value at the time of deposit.

K.            Dividends, Distributions and Tax

Dividends from net investment income will be declared and paid at least annually by each Fund in the same manner as by other open-end investment companies.  Certain of the Funds may pay dividends, if any, on a monthly or quarterly basis.  Dividends will be paid to Beneficial Owners of record in the manner described below.  Distributions of realized capital gains, if any, generally will be declared and paid once a year, but each Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the Act.

Dividends and other distributions on Shares of each Fund will be distributed on a pro rata basis to Beneficial Owners of Shares.  Dividend payments will be made through the DTC and the DTC Participants to Beneficial Owners on the record date with amounts received from each Fund.

Each Fund (a) will make additional distributions to the extent necessary to distribute the annual investment company taxable income of the Fund, plus any net capital gains and (b) may make additional distributions to avoid imposition of the excise tax imposed by Section 4982 of the Code.  The Board of Trustees will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of each Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.

L.            Dividend Reinvestment Service

The Trust will not make the DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds, but certain individual Brokers may make a dividend reinvestment service available to their clients.

M.           Shareholder Transaction and Distribution Expenses

No sales charges for purchases of Creation Units of Shares of any Fund are contemplated.  As indicated above, each Fund will charge a Transaction Fee only to those investors purchasing and redeeming Creation Units of its Shares.  However, investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses.  The Trust will be authorized to implement a plan under Rule 12b-1 of the Act of up to 25 basis points for each of the Funds, calculated on the average daily NAV of each Fund.

N.            Shareholder Reports

The Trust will furnish to the DTC Participants, for distribution to Beneficial Owners of each Fund, notifications with respect to each distribution as well as an annual notification as to the tax status of such Funds’ distributions.  The Trust will also furnish to the DTC Participants, for distribution to Beneficial Owners, the Trust’s annual report containing audited financial statements, as well as copies of its semi-annual shareholder report (together, “Shareholder Reports”).

O.            Availability of Information

Applicants believe that a great deal of information will be available to prospective investors about the Funds.  The Website, which will be publicly available prior to the public offering of Shares, will include the current Summary Prospectus (if any), Prospectus and SAI for each Fund that may be downloaded.  The Website will include additional quantitative information updated on a daily basis, including, on a per Share basis for each Fund, the prior Business Day’s market closing price, NAV and market closing price or Bid/Ask Price, and a calculation of the premium and discount of the Bid/Ask Price(22) against the NAV.  On each

(22)         The Bid/Ask Price of a Fund is determined using the highest bid and the lowest offer on the Exchange as of the time of calculation of such Fund’s NAV. The records relating to Bid/Ask Prices will be retained by the Funds and their service providers.

Business Day, before commencement of trading in Shares on the Exchange, the Fund will disclose on the Website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day.  The Website and information will be publicly available at no charge.(23)  In addition, the NAV for each Fund will be calculated and disseminated daily.

Investors interested in a particular Fund can also obtain the Fund’s SAI, each Fund’s Shareholder Reports and its Form N-SAR, filed twice a year.  The Fund’s SAI and Shareholder Reports are available for free upon request to the Trust, and those documents and the Form N-CSR and Form N-SAR may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.

In addition, because the Shares are listed on an Exchange, prospective investors have access to information about the product over and above what is normally available about a security of an open-end investment company.  Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services.  The previous day’s closing price and trading volume information will be published daily in the financial section of the newspaper.  As previously stated, the Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing, on a per Share basis, the sum of the current value of the Deposit Instruments and the estimated cash, as determined according to the procedures described in Section II.G.2. of the Application,, if any.  The Funds

(23)         Under accounting procedures followed by the Funds, trades made on the prior Business Day (“T”) will be booked and reflected in a Fund’s NAV on the current Business Day (“T+1”).  Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

are not involved in, or responsible for, the calculation or dissemination of any such amount and make no warranty as to its accuracy.

P.            Sales and Marketing Materials and Prospectus Disclosure

Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Trust and the Funds on the one hand, and a traditional “open-end investment company” or “mutual fund,” on the other hand.

Although the Trust is classified and registered under the Act as an open-end management investment company, neither the Trust nor any Fund will be advertised or marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund.  Instead, each Fund will be marketed as an “actively managed exchange-traded fund,” “actively managed ETF” or “ETF.”  To that end, the designation of the Trust and the Funds in all marketing materials will be limited to the terms “exchange-traded fund,” “ETF,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Trust and the Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”).  In addition, each Fund’s advertising material will prominently disclose that the Fund is an “actively managed exchange-traded fund” or “actively managed ETF.”  All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on the Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from the Fund, or tender such Shares for redemption to the Fund in Creation Units only.  The same approach will be followed in connection with Shareholder Reports and investor educational materials issued or circulated in connection with the Shares.

The primary disclosure document with respect to a Fund’s Shares is the Fund’s Prospectus or Summary Prospectus (if any).  As with all investment company securities, the purchase of Shares in Creation Units will be accompanied or preceded by a Prospectus or Summary Prospectus (if any).(24)  In addition, a Prospectus or Summary Prospectus (if any) will accompany each secondary market trade of the Shares.

The Distributor, in its capacity as principal underwriter and distributor, will coordinate the production and distribution of the Prospectus or Summary Prospectus (if any) to broker-dealers.  It will be the responsibility of the broker-dealers to ensure that a Prospectus or Summary Prospectus is provided to each secondary market purchaser of Shares.  The Funds will provide copies of its Shareholder Reports to DTC Participants for distribution to Beneficial Owners.  The above policies and format will also be followed in all reports to Beneficial Owners.  A Fund may choose to reject a purchase order at the discretion of the Fund.

Q.            Procedure by Which Shares Will Reach Investors:  Disclosure Documents

Based on the experience of existing ETFs, Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of a Fund.

One category is the institutional investor that desires to invest a portion of its portfolio in the type of Portfolio Securities held by the relevant Fund and finds Shares a cost effective means to do so, with the added benefit of exchange-traded liquidity should the investor wish to sell some or all of its holdings.  Institutional investors may also wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as arbitrageurs (as discussed below).

(24)         Pursuant to Rule 498, to the extent that a Summary Prospectus is delivered, the Prospectus will be provided online and will be sent upon request.

The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares of a Fund on an Exchange versus the aggregate value of the Portfolio Securities held by such Fund.(25)  Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged.  Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market, as well as keep the market price of Shares close to a Fund’s NAV.

Lastly, Applicants observe that Market Makers, acting in the role of providing a fair and orderly secondary market for the Shares, may from time to time find it appropriate to purchase or redeem Creation Units of Shares in connection with its (their) market-making activities on the floor of the Exchange.

In the above examples, those who purchase Shares in Creation Units of a Fund may hold such Shares or may, at the time of purchase or at a later time, sell such Shares into the secondary market.  Applicants expect that secondary market purchasers of Shares of a Fund will include both institutional investors and “retail” investors for whom such Shares provide a useful, “retail-priced” exchange-traded mechanism for investing in securities.

The proposed method by which Shares will be purchased and traded may raise certain issues under applicable securities laws.  As described above, Shares in Creation Units will be offered continuously to the public.  Because new Shares may be created and issued on an ongoing basis, at any point during the life of the relevant Fund, a “distribution,” as such term is used in the Securities Act, may be occurring.  Some activities on the part of broker-dealers and other persons may, depending on the circumstances, result in their being deemed participants in a

(25)         The aggregate value of the Portfolio Securities held by a Fund may differ from the NAV of Shares of a Fund in that the Fund’s NAV includes expenses.

distribution in a manner that could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act.  For example, a brokerage firm and/or its customer may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent Shares, and sells such Shares directly to their customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares.  A determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the brokerage firm or its customers in the particular cases.

Dealers who are not “underwriters,” but are participating in a distribution (as contrasted to ordinary secondary market transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the Securities Act.(26)

The Distributor will act as coordinator in connection with the production and distribution of such materials to broker-dealers and will generally make known among the broker-dealer community that a current version of a Fund’s Prospectus, Summary Prospectus (if any) and SAI may be obtained through the Distributor.  Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor.

(26)         Applicants note that prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a prospectus (until such prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in Shares (pursuant to Section 4(4) of the Securities Act).  Also firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Rule 153 under the Securities Act , a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Exchange in connection with a Sale on such Exchange, is satisfied by the fact that the Prospectus and SAI are available at such Exchange upon request.

Additionally, the Distributor will arrange to deliver the Prospectus and SAI to the Exchange, where they will be available for review by investors.

IV.                                IN SUPPORT OF THIS APPLICATION

A.                                    Summary of this Application

Applicants seek an order from the Commission (1) permitting the Funds to issue Shares that are redeemable in Creation Units only; (2) permitting secondary market transactions in Shares at negotiated prices rather than at the current offering price described in the Prospectus; (3) permitting affiliated persons of a Fund, or affiliated persons of such affiliated persons, to deposit instruments into and receive securities from the Fund in connection with the purchase and redemption of Creation Units; (4) permitting Foreign Funds and Global Funds to pay redemption proceeds more than seven days after Shares are tendered for redemption; (5) permitting certain registered management investment companies and UITs outside of the same group of investment companies as the Funds to acquire Shares in excess of the limits in Section 12(d)(1)(A) of the Act, and the Funds, any principal underwriter for a Fund and any Broker to sell Shares to such companies and UITs in excess of the limits in Section 12(d)(1)(B) of the Act; and (6) in connection with the transactions described in (5), the Funds as well as the companies and/or UITs to engage in certain affiliated transactions, all as more fully set forth below.

The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of... [the Act].

Applicants believe that Shares of each Fund afford significant benefits in the public interest.  Among other benefits, availability of Shares would provide: (a) increased investment opportunities that should encourage diversified investment; (b) in the case of individual tradable Shares, a potentially lower cost investment vehicle for small and middle-sized accounts of individuals and institutions that would be available at on demand intra-day prices rather than only closing prices; (c) a security that should be freely available in response to market demand; (d) competition for comparable products available in both foreign and U.S. markets; (e) the ability to facilitate the implementation of diversified investment management techniques; and (f) a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds.

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”(27)  The Shares would provide to both retail and institutional investors new exchange-traded investment company products representing interests in the type of Portfolio Securities held by the Funds.  As such, Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c).

Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints and within the substantive limits of exemptive relief previously granted to others.  Applicants have concluded that “in-kind” redemption of Creation Units of the Funds to the maximum extent practicable, as described herein, is essential in order to minimize costs and taxes for investors, avoid the need to buy or

(27)                            “Request for Comments on Reform of the Regulation of Investment Companies,” IC Release No. 17534 (June 15, 1990), at 84.

sell Portfolio Securities in order to permit the maximum amount of resources of each Fund to be invested in the Fund’s Portfolio Securities.

With respect to the exemptive relief specified below regarding Section 17(a)(1) and 17(a)(2) of the Act, relief is also requested pursuant to Section 17(b) of the Act, which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

the terms of the proposed transaction ... are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned ... and the proposed transaction is consistent with the general purposes of [the Act].

The sale and redemption of Creation Units of each Fund is on the same terms for all investors.  Creation Units will be sold and redeemed at the Fund’s NAV per Share.  The Deposit Instruments and the Redemption Instruments for a Fund will be based on a standard applicable to all investors and will be valued in the same manner in all cases.  Such transactions do not involve “overreaching” by an affiliated person.  Accordingly, Applicants believe the proposed transactions described herein meet the standards for relief under Section 17(b) of the Act because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units: (a) are reasonable and fair and do not involve overreaching on the part of any person concerned; (b) are consistent with the policies of the Funds; and (c) are consistent with the general purposes of the Act.

With respect to the exemptive relief specified below regarding Section 12(d)(1) of the Act, relief is requested under Section 12(d)(1)(J).  Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.  The limits of Section 12(d)(1) are designed to prevent a Fund of Funds from overreaching by using its large position in an underlying fund to exert undue influence to the detriment of the underlying fund.  Applicants submit that these concerns are not present in the proposed transactions and that, in any event, Applicants have proposed a number of conditions designed to address those concerns.

Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act.

B.                                    Benefits of the Proposal

The typical ETF allows investors to trade a standardized portfolio of securities in a size comparable to a share of common stock.  Trading in market-basket products is an important investment strategy due to (a) the widely acknowledged benefits of diversification and (b) the attraction of baskets selected from a portion of the broader market that investors may want to incorporate into their portfolio.  The popularity of QQQs, iShares, SPDRs, MidCap SPDRs, DIAMONDS, and Select Sector SPDRs, all of which are basket products, is ample evidence of the fact that a basket structure has proven attractive to investors.

1.                                       Intra-Day Trading

Traditional open-end mutual funds do not provide investors the ability to trade throughout the day.  Shares, which will be listed on the Exchange, will trade throughout the Exchange’s regular trading hours.  The price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help ensure that Shares will not trade at a material discount or premium in relation to a Fund’s NAV, in marked contrast to closed-end investment companies.  The continuous ability to purchase and redeem Shares in Creation Units also means that Share prices in secondary trading should not ordinarily be materially affected by limited or excess availability.

2.                                       Maintaining a Competitive Position in the Global Securities Markets

To maintain a competitive position in global securities markets, U.S. participants must respond to new developments and encourage the development of new products.  Innovative financial vehicles, such as those to be offered by the Trust, will provide global investors new opportunities for investment.  Applicants believe that by providing a wide range of investors with actively managed U.S. exchange-traded funds the proposed Funds will benefit the markets.

C.                                    The Product Does Not Raise Concerns

1.                                       Structure and Operation of the Trust and the Funds

Applicants believe that the full transparency of the Fund’s Portfolio Securities and the level and detail of information displayed on the Website for the Funds, will ensure an effective arbitrage mechanism.  Consequently, Applicants have every expectation that the Funds will operate very similarly to actively managed ETFs currently trading in the secondary market.

a.                                       Portfolio Transparency, “Front Running” and “Free Riding”

As discussed throughout this Application, the information about each Fund’s Portfolio Securities will be public.  In addition, the current value of the Portfolio Deposit, on a per Share basis, will be disseminated at 15 second intervals throughout the day.

Applicants believe that the disclosure of each Fund’s Portfolio Securities will not lead to “front running” any more than is the case with ETFs now trading.  Applicants believe that it is unlikely that the announcement of the identities and quantities of the Funds’ Portfolio Securities will lead to any market disruption.  In addition, the Conflicts Policies and Procedures and Codes of Ethics of the Adviser and/or the Sub-Advisers should prevent front-running.

b.                                      Liquidity of Portfolio Securities

The Portfolio Securities held by each Fund will meet the liquidity requirements set forth in the rules under the Act.  Each Fund will not invest more than 15% of its assets in illiquid securities as such term is defined in the Act.  Therefore, Applicants believe that Authorized Participants and arbitrageurs will have a ready ability to transact in the Funds’ Portfolio Securities and to hedge or synthetically accumulate, and hence that the arbitrage opportunities offered by the Trust and the Funds will be the same or as robust as those offered by existing actively managed ETFs.

c.                                       Arbitrage Mechanism

Applicants believe that (i) the arbitrage opportunities offered by the Trust and the Funds will be the same as those offered by existing actively managed ETFs and (ii) the secondary market prices of the Shares will closely track their respective NAVs.  The Commission has granted exemptive relief to actively managed ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such ETFs’ NAV.  Portfolio transparency has been recognized by market commentators and analysts, as well as by the Commission itself, to be a fundamental characteristic of ETFs.  This transparency is acknowledged to facilitate the arbitrage mechanism described in many of the applications for relief submitted by actively managed ETFs.

Applicants have every reason to believe that the design and structure of the Funds and transparency of each Fund’s Portfolio Securities will result in an arbitrage mechanism as efficient and robust as that which now exists for actively managed ETFs that have been granted an exemptive order by the SEC.  Therefore, in light of the full portfolio transparency and efficient arbitrage mechanism inherent in each Fund’s structure, Applicants submit that the secondary market prices for Shares of such Funds should trade at prices close to NAV and should reflect the value of each Fund’s Portfolio Securities.

2.                                       Investor Uses and Benefits of Products

As described above, Applicants believe that the Trust and the Funds will offer a variety of benefits that will appeal to individual and institutional investors alike.  These benefits include flexibility, tradability, availability, certainty of purchase price and may include certain tax efficiencies.  Reductions in the cost of trading, clearing, custody processes, shareholder reporting and accounting experienced by ETFs currently trading should be similarly experienced by the Funds.  The last important benefit is that investors will have access to extensive information regarding the Portfolio Securities of each Fund and the Deposit and Redemption Instruments.  Applicants believe that this updated information will be used also by fund analysts, fund evaluation services, financial planners, investment advisers and broker-dealers, among others, and will enhance general market knowledge about each Fund’s Portfolio Securities as well as the performance of its Adviser and/or Sub-Advisers.

Applicants have made every effort to structure the Funds in a way that would not favor creators, redeemers and arbitrageurs over retail investors buying and selling in the secondary market.  All investors, large and small, will know when changes in each Fund’s Portfolio Securities are made and information about such changes will be made available to all investors at the same time.  In addition, neither the Adviser nor Sub-Advisers will have any latitude to change or specify certain Deposit or Redemption Instruments to favor an affiliate or any other person.

3.                                       The Commission Should Grant the Exemptive Relief Requested

Applicants believe that the Trust and the Funds will provide necessary safeguards against shareholder discrimination and potential conflicts of interest, and create no new and material regulatory concerns.  Applicants submit that the benefits offered to potential investors are varied and useful, and that the Trust and the Funds are natural candidates for the requested relief.  Based on the foregoing, Applicants respectfully request the relief set forth below.

V.                                    REQUEST FOR ORDER

A.                                    Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer ... is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security.  Shares are securities “under the terms of which” an owner may receive his proportionate share of a Fund’s current net assets; the unusual aspect of such Shares is that the terms provide for such a right to redemption only when an individual Share is aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit.  Because the redeemable Creation Units of a Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such individual Shares are viewed as non-redeemable securities.  In light of this possible analysis, Applicants request the Order to permit the Trust to register as an open-end management investment company and issue Shares that are redeemable in Creation Units only as described herein.

Although Shares will not be individually redeemable, because of the arbitrage possibilities created by the redeemability of Creation Units, Applicants expect that the market price of individual Shares will not vary materially from its NAV.

The Commission is authorized by Section 6(c) of the Act to exempt, conditionally or unconditionally, by order upon application, inter alia, any:

person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

The relief requested and the structure described in this Application are the same as that granted by the Commission in the Active PowerShares Order and certain other orders (see note 4, supra), permitting the creation of Creation Units described in such orders to be separated into individual shares that are not redeemable.  Similarly, in the SuperTrust Order, the Commission granted relief under Section 4(2) of the Act, permitting the SuperUnits, as described therein, issued by a UIT, to be separated into non-redeemable components, the “SuperShares.”  Again, in the SPDR Order, the Commission granted relief under Section 4(2) of the Act to permit redeemable “Creation Unit” aggregations of SPDRs issued by a unit investment trust to be traded individually on an Exchange without the benefit of redemption accorded such “Creation Unit” aggregations.(28) Applicants believe that the issues raised in this Application, with respect to Sections 2(a)(32) and 5(a)(1) of the Act, are the same issues raised in this Applications for the above-mentioned orders and merit the same relief.

Creation Units will always be redeemable in accordance with the provisions of the Act.  Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation

(28)                            See also the MidCap Order, the Diamonds Order and the Nasdaq-100 Trust Order.

Unit for redemption.  Moreover, listing on an Exchange will afford all holders of Shares the benefit of intra-day liquidity and continuous disclosure.  As noted above, on each Business Day, before commencement of trading in Shares on a Fund’s listing Exchange, each Fund will disclose on its Website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis of the Fund’s calculation of NAV at the end of the Business Day.  Since market participants will be aware, at all times, of each Fund’s Portfolio Securities and other assets that form the basis for its NAV calculation, the risk of significant deviations between NAV and market price is minimized.  Also, each investor is entitled to purchase or redeem Creation Units rather than trade individual Shares in the secondary market, although in certain cases the transaction costs incurred to obtain the necessary number of individual Shares for accumulation into a Creation Unit will outweigh the benefits of redemption.  Thus, the proposed distribution system will be orderly because arbitrage activity should ensure that the difference between the market price of Shares and their NAV remains immaterial.

As Applicants have noted above, the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect in 1940.  Applicants believe that the Shares of each Fund may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect.  Applicants further believe that providing exemptive relief to the Trust and the Funds in order to permit the Trust and the Funds to register as open-end investment companies and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the Act, and, accordingly,

Applicants hereby request that this application for an Order of exemption be granted.

B.                                    Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides in part, that:

[n]o registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus....

Rule 22c-1 provides in part that:

[n]o registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Shares of each Fund will be listed on an Exchange and the Market Makers will maintain a market for such Shares.  Secondary market transactions in Shares occurring on an Exchange will be effected at negotiated prices, not on the basis of their NAV next calculated after receipt of any sale order.  The Shares will trade on and away from the primary listing Exchange at all times on the basis of the current bid/offer price.(29)  In addition, Applicants will maintain the Website that will include the Prospectus and SAI, the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund’s calculation of its NAV at the end of the Business Day.  The purchase and sale of Shares of each Fund will not, therefore, be accomplished at an offering price described in the Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

(29)                            Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

Based on the facts hereinafter set forth, Applicants respectfully request that the Commission enter an order under Section 6(c) of the Act exempting Applicants from the provisions of Section 22(d) and Rule 22c-1 to the extent necessary to permit the trading of Shares of each Fund on and away from the Exchange at prices based on bid/ask prices, rather than the NAV per Share of the relevant Fund.

While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.(30) The proposing release to Rule 22c-2 (“Mutual Fund Redemption Fee Rule”) notes that Rule 22c-1 “requires that each redeeming shareholder receive his pro rata portion of the fund’s net assets.”(31)

The first two purposes (i.e., (i) preventing dilution caused by riskless-trading schemes and (ii) preventing unjust discrimination among buyers) would not seem to be relevant issues for secondary trading by dealers in Shares of a Fund.  Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not involve Fund assets.  A dilutive effect could occur only where transactions directly involving Fund assets take place.(32)  Similarly, secondary market trading in Shares should not create discrimination or

(30)                            See the Half Century Report at 299-303, IC Rel. No. 13183 (April 22, 1983).

(31)                            See Mandatory Redemption Fees for Redeemable Fund Securities (Proposing Release), IC Rel. No. 26375A (March 5, 2004).

(32)                            The purchase and redemption mechanisms which include (i) the Transaction Fees imposed only on creating and redeeming entities and (ii) “in-kind” deposits made by creating entities and “in-kind” distributions made to redeeming entities, are designed specifically to prevent changes in the Funds’ capitalizations from adversely affecting the interests of ongoing Beneficial Owners.

preferential treatment among buyers.  To the extent different prices exist during a given trading day, or from day to day, such variances would occur as a result of third-party market forces but would occur as a result of unjust or discriminatory manipulation.  Outside market forces do not cause discrimination among buyers by the Funds or any dealers involved in the sale of Shares.

With respect to the third possible purpose of Section 22(d), anyone may sell Shares of a Fund and anyone may acquire such Shares either by purchasing or selling them on an Exchange or by creating or selling an accumulated Creation Unit (subject to certain administrative conditions).  Therefore, no Shareholder should have an advantage over any other Shareholder in the purchase or sale of such Shares.  Moreover, other clients of the Adviser and any Sub-Adviser will not have a trading advantage or other advantage over other investors because they will not receive any information regarding changes in a Fund’s Portfolio Securities prior to the public disclosure thereof.  In addition, secondary market transactions in Shares of a Fund should generally occur at prices at or close to its NAV.  If the prices for Shares of a Fund should fall below the proportionate NAV of the underlying Fund assets, an investor need only accumulate enough individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at NAV.

Applicants believe that the nature of the markets in the Funds’ Portfolio Securities will be the primary determinant of premiums or discounts.  Prices in the secondary market for Shares would, of course, fluctuate based upon the market’s assessment of price changes in the Portfolio Securities held in a given Fund.  Applicants believe that the ability to execute a transaction in Shares at an intra-day trading price has, and will continue to be, a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of traditional mutual funds.  As has been previously discussed, this feature would be fully disclosed to investors, and the investors would purchase and sell Shares in reliance on the efficiency of the market.

On the basis of the foregoing, Applicants believe (a) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (b) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the Act.  Accordingly, Applicants hereby request that an Order of exemption be granted in respect of Section 22(d) and Rule 22c-1.

C.                                    Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

Applicants seek an exemption from Section 17(a) of the Act pursuant to Sections 6(c) and 17(b) of the Act to allow certain affiliated persons and affiliated persons of affiliated persons (“Second-Tier Affiliates”) to effectuate purchases and redemptions in-kind of Shares of a Fund.(33)  Section 17(a) of the Act, in general, makes it:

unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company . . . or any affiliated person of such a person, promoter or principal underwriter, acting as principal (1) knowingly to sell any security or other property to such registered company . . . unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or (C) securities deposited with a trustee of a unit investment trust . . . by the depositor thereof, (2) knowingly to purchase from such registered company or from any company controlled by such

(33)                            Each Fund must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act.  In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the relevant Funds will comply with the conditions of Rule 144A, including in satisfying redemptions with such Rule 144A eligible restricted Redemption Instruments.

registered company any security or other property (except securities of which the seller is the issuer). . . .

unless the Commission upon application pursuant to Section 17(b) of the Act grants an exemption from the provisions of Section 17(a).  Therefore, Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of such company.  Section 17(b) provides that the Commission will grant such an exemption if evidence establishes that the terms of the proposed transaction are: (i) fair and reasonable, and do not involve overreaching on the part of any person concerned; (ii) consistent with the policy of each registered investment company concerned; and (iii) consistent with the general purposes of the Act.

Applicants also are requesting an exemption from Section 17(a) of the Act under Section 6(c) of the Act because Section 17(b) of the Act could be interpreted to exempt only a single transaction from Section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates.  See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945), where the Commission, under Section 6(c) of the Act, exempted a series of transactions that otherwise would be prohibited by Section 17(a).

Section 2(a)(3) of the Act defines an affiliated person as:

[A]ny person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) . . . any investment adviser [of an investment company] or any member of an advisory board thereof; and (F) . . . [the depositor of any] unincorporated investment company not having a board of directors . . . .

Section 2(a)(9) of the Act defines “control” as “the power to exercise a controlling influence over the management or policies of a company” and includes the following language regarding a presumption of control:

Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company . . . .

The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other.  In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).

If Creation Units of all of the Funds, or of one or more particular Funds, are held by 20 or fewer investors, including a Market Maker, some or all of such investors will be 5% owners of the Trust or such Funds and one or more of such investors may hold in excess of 25% of the Trust or such Funds, as the case may be.  Therefore, such investors would be deemed to be affiliates of the Trust or such Funds either under Section 2(a)(3)(A) or Section 2 (a)(3)(C) of the Act.  Section 17(a)(1) of the Act could be read to prohibit these investors from depositing the Deposit Instruments with a Fund in return for a Creation Unit (an in-kind purchase).  Likewise, Section 17(a)(2) of the Act could be read to prohibit such persons from receiving an in-kind redemption from a Fund.  Furthermore, one or more investors, or the Market Maker in connection with such persons market-making activities, might each accumulate 5% or more of a Fund’s Shares.

Additionally, one or more holders of Shares, or a Market Maker, might from time to time, accumulate in excess of 25% of Shares of one or more Funds.  Such persons, therefore, would be deemed to be affiliates of the Trust and such Funds under Section 2(a)(3)(C) of the Act.  Further, there exists a possibility that a large institutional investor could own 5% or more, or in excess of 25%, of the outstanding shares of Affiliated Funds making that investor a Second-Tier Affiliate of a Fund.  Applicants request an exemption to permit persons that are affiliated persons or Second-Tier Affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25%, of the outstanding shares of one or more Affiliated Funds, to effectuate purchases and redemptions “in-kind.”  Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person of a Fund of Funds because an investment adviser to the Funds is also an investment adviser to a Fund of Funds.

Applicants also seek an exemption from Section 17(a)(1) and (2) of the Act to permit sales of Shares by any Fund to a Fund of Funds and purchases of Shares by a Fund from a Fund of Funds, and the in-kind transactions that would accompany such sales and purchases.(34)  In this regard, Applicants observe that a Fund of Funds that relies on the Section 12(d)(1) relief requested herein could potentially own 5% or more of the Shares of a Fund.  Under such circumstances, a Fund could be deemed to be an affiliated person of the Fund of Funds, and the Fund of Funds could be deemed to be an affiliated person of the Funds.  To the extent that a Fund and a Fund of Funds are so affiliated, sale of Shares by the Fund to the Fund of Funds and purchase of Shares by the Fund of Funds may be deemed to violate Section 17(a) of the Act.(35)

(34)                            Applicants are seeking relief for Funds that are affiliated persons or second-tier affiliates of a Fund of Funds solely by virtue of one or more of the reasons described.  Applicants believe that a Fund of Funds generally will purchase Shares in the secondary market and will not purchase or redeem Creation Units directly from a Fund.  Nonetheless, a Fund of Funds could transact in Creation Units directly with a Fund pursuant to the Section 17(a) relief requested.

(35)                            Applicants acknowledge that receipt of compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of Shares or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to a Fund of Funds may be prohibited by Section 17(e)(1) of the Act.  The FOF Participation Agreement will include this acknowledgement.

Applicants assert that no useful purpose would be served by prohibiting the types of affiliated persons listed above from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units.  The deposit procedures for both in-kind purchases and in-kind redemptions of Creation Units will be effected in exactly the same manner, regardless of the size or number of the purchases or redemptions of Creation Units.  Absent the unusual circumstances discussed in the application, the Deposit Instruments and Redemption Instruments will be the same for all purchasers and redeemers, respectively, and will correspond pro rata to the Fund’s Portfolio Securities.  Deposit Instruments and Redemption Instruments will be valued in the same manner as Portfolio Securities currently held by the relevant Funds, and will be valued in this same manner, regardless of the identity of the purchaser or redeemer.  Applicants submit that any consideration paid from the types of affiliated persons listed above for the purchase or redemption, including in-kind purchases and in-kind redemptions, of Shares directly from a Fund will be based on the NAV of such Fund in accordance with the policies and procedures set forth in the Fund’s registration statement.

Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the Act.  Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards.  The method of valuing Portfolio Securities held by a Fund is the same as that used for calculating in-kind purchase or redemption values and, therefore, creates no opportunity for affiliated persons or Applicants to effect a transaction detrimental to the other holders of Shares of that Fund.  Similarly, Applicants believe that using the same standards for valuing Portfolio Securities held by a Fund as are used for calculating in-kind redemptions or purchases will ensure that the Fund’s NAV will not be adversely affected by such securities transactions.

Furthermore, Applicants submit that the terms of the sale of Creation Units by a Fund to a Fund of Funds and the purchase of Creation Units by a Fund from a redeeming Fund of Funds, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching.  Section 17(a) of the Act is intended to prohibit certain affiliated persons in a position of influence over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by an affiliated person.  However, Shares of the Funds including with respect to Funds of Funds, will be issued and redeemed by the Funds at their NAV.  Any Fund of Funds that purchases (or redeems) Creation Units of a Fund, therefore, will do so at the Fund’s NAV, which is the same consideration paid (or received) by any other investor purchasing (or redeeming) Shares.

Further, no Fund of Funds will be compelled to invest in a Fund, and a Fund may choose to reject a direct purchase of Shares in Creation Units by a Fund of Funds.  To the extent that a Fund of Funds purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested order by declining to enter into the FOF Participation Agreement prior to any investment by a Fund of Funds in excess of the limits of Section 12(d)(1)(A) of the Act.  Rather, the proposed arrangements will be consistent with the policies of each Fund and each Fund of Funds involved.  Shares of the Funds will be sold to the Funds of Funds, and redeemed from the Funds of Funds by the Funds, on the same basis, and in accordance with the same policies, as apply to transactions by all other investors.  Any investment by a Fund of Funds in Shares of Funds will be effected in accordance with the investment restrictions, and consistent with the investment objectives and policies, of the relevant Fund of Funds.  Accordingly, Applicants respectfully request relief to permit the proposed purchases and redemptions of Creation Units of Shares by Funds of Funds.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b) of the Act, the proposed transactions are (a) fair and reasonable, and do not involve overreaching on the part of any person concerned, (b) consistent with the policy of each Fund, and (b) consistent with the general purposes of the Act; and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.(36)

D.                                    Exemption from the Provisions of Section 22(e)

Applicants seek an Order of the Commission under Section 6(c) of the Act granting an exemption from Section 22(e) of the Act.  Applicants acknowledge that no relief obtained from the requirements of Section 22(e) of the Act will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.

Section 22(e) of the Act provides that:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except —

(36)                            As the staff has recognized in the past, there are benefits to redemptions in-kind, and redemptions in-kind involving affiliated persons can be effected fairly without implicating the concerns underlying Section 17(a) under certain circumstances. See, e.g., Signature Financial Group, Inc., SEC Staff No-Action Letter (December 28, 1999).

(1)  for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

(2)  for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practicable or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3)  for such other periods as the Commission may by order permit for the protection of security holders of the company.

Settlement of redemptions of Creation Units for Foreign Funds and Global Funds will be contingent not only on the securities settlement cycle of the United States market, but also on the delivery cycles in local markets for the underlying foreign securities held by the Foreign Funds and Global Funds.  Applicants have been advised that the delivery cycles currently practicable for transferring Redemption Instruments to redeeming investors, coupled with local market holiday schedules, will require a delivery process longer than seven (7) calendar days for Foreign Funds and Global Funds, in certain circumstances, during the calendar year.  Accordingly, with respect to Foreign Funds and Global Funds that deliver Redemption Instruments in-kind, Applicants hereby request relief from the requirement imposed by Section 22(e) of the Act (i.e., to provide payment or satisfaction of redemptions within seven (7) calendar days following the tender of a Creation Unit of such Funds) in to order permit such Funds to provide for such payment or satisfaction within up to 15 calendar days after the redemption request is received.  Applicants request that relief be granted such that each of the Foreign Funds or Global Funds holding Redemption Instruments, which require a delivery process in excess of seven (7) calendar days, may provide payment or satisfaction of redemptions within not more than the number of calendar days known to Applicants as being the maximum number of calendar days required for such payment or satisfaction, up to 15 calendar days, in the principal local foreign market(s) where transactions in the Portfolio Securities of each such Foreign Fund or Global Fund customarily clear and settle.(37)  With respect to Future Funds that will be Foreign Funds or Global Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein.

Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year is not expected to exceed fifteen (15) calendar days for any of the Funds requiring exemptive relief from the provisions of Section 22(e).  Of course, it is possible that (i) the proclamation of new or special holidays,(38) (ii) the treatment by market participants of certain days as “informal holidays” (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours(39)) and (iii) the elimination of existing holidays or changes in local securities delivery practices,(40) could affect the information set forth herein at some time in the future.  Certain countries in which a Fund may invest have historically had settlement periods of up to 15 calendar days.  The Fund’s Prospectus and/or SAI will identify those instances in a given year where, due to local holidays, more than seven (7) calendar days (up to a maximum of 15 calendar days) will be needed to deliver redemption proceeds and will list such holidays.

(37)                            In the past, settlements in certain countries, including Russia, have extended to 15 calendar days.

(38)                            Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice.  Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request.

(39)                            A typical “informal holiday” includes (i) a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; (ii) early closures of the relevant market or (iii) early closures of the offices of key market participants may occur with little advance notice.  Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

(40)                            Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets change to T+3 in 1995).  It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days up to 15 calendar days needed to deliver the proceeds for each Foreign Fund or Global Fund.  Except as set forth herein or as disclosed in the Prospectus and/or SAI for any Foreign Fund or Global Fund for analogous dates in subsequent years, deliveries of redemption proceeds by the Foreign Fund or Global Fund relating to those countries or regions are expected to be made within seven (7) days.

Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds.  Applicants propose that allowing redemption payments for Creation Units of a Foreign Fund or Global Fund to be made within the 15 calendar days indicated above would not be inconsistent with the spirit and intent of Section 22(e).  Applicants suggest that a redemption payment occurring within 15 calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Securities of a given Foreign Fund or Global Fund.  Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction.  Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to investors and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof.  As noted above, Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Fund assets in Portfolio

Securities (although cash redemptions, subject to a somewhat higher redemption Transaction Fee, are expected to be available or required in respect of certain Funds).  Applicants are not seeking relief from Section 22(e) of the Act with respect to Foreign Funds or Global Funds that do not effect creations and redemptions of Creation Units in-kind.

If the requested relief is granted, Applicants intend to disclose in each Foreign Fund’s and Global Fund’s SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made.  Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process.  Applicants assert that the request for relief from the strict seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c).  Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.  Applicants note that exemptive relief from Section 22(e) similar to the relief sought here was obtained by many of the ETFs listed in note 4 above in orders relating to each of those funds.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e) with respect to the Funds.

E.                                      Exemptions from the Provisions of Section 12(d)(1)

As noted above, Applicants are requesting relief from the provisions of Sections 12(d)(1)(A) and 12(d)(1)(B) to permit Funds of Funds to acquire Shares of the Funds in excess of the limits set forth in Section 12(d)(1)(A) and 12(d)(1)(B).

Applicants request an exemption to permit Investing Management Companies and Investing Trusts registered under the Act that are not sponsored or advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser and are not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as the Trusts to acquire Shares of a Fund beyond the limits of Section 12(d)(l)(A).  Applicants also seek an exemption to permit the Funds and/or a Broker to sell Shares to Funds of Funds beyond the limits of Section 12(d)(1)(B) of the Act.  Funds of Funds do not include the Funds.  Each Investing Management Company will be advised by an investment adviser within the meaning of Section 2(a)(20)(A) of the Act and may be sub-advised by investment adviser(s) within the meaning of Section 2(a)(20)(B) of the Act.  Any investment adviser to an Investing Management Company will be registered as an investment adviser or exempt from registration under the Advisers Act.  Each Investing Trust will have a Sponsor.

Applicants are requesting an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Funds from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Funds from Section 17(a) of the Act.  The requested exemption would permit the Funds of Funds to acquire Shares in each of the Funds beyond the limitations in Section 12(d)(l)(A).

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.  Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale would cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale would cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.  Applicants request relief to permit Funds of Funds to acquire Shares of the Funds in excess of the limits in Section 12(d)(1)(A) of the Act and to permit the Funds and their principal underwriters and Brokers to sell Shares of the Funds to Funds of Funds in excess of the limits in Section 12(d)(1)(B) of the Act.

1.                                       Concerns Underlying Sections 12(d)(1)(A) and (B)

Congress enacted Section 12(d)(1) of the Act to prevent one investment company from buying control of another investment company.(41)  In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.(42)  As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company.  Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.

(41)                           Hearing on H.R. 10065 Before the Subcomm. of the Comm. on Interstate and Foreign Commerce, 76th Cong., 3d Sess., at 113 (1940).

(42)                           Hearing on S. 3580 Before the Subcomm. of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

“[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase”(43)

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).(44) These abuses included: (1) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (2) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); (3) “largely illusory” diversification benefits; and (4) unnecessary complexity.  The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications Investment Company Growth (“PPI Report”).(45)

Applicants submit that (i) the concerns underlying Section 12(d)(1) of the Act and the potential and actual abuses identified in the PPI Report are not present in the proposed transactions and (ii) Applicants have proposed a number of conditions designed to address those concerns.

a.                                       Undue Influence

Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence.  Condition B.1 limits the ability of a Fund of Funds’ Advisory Group(46), and Fund of Funds’ Sub-

(43)                           House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

(44)                           See H.R Rep. No 91-1382, 91st Cong, 2d Sess., at 11 (1970).

(45)                           Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

(46)                           For purposes of this Application, the “Fund of Funds’ Advisory Group” is defined as the Fund of Funds Adviser, Sponsor, any person controlling, controlled by, or under common control with the Fund of Funds Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Fund of Funds Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Fund of Funds Adviser or Sponsor. In this regard, each Investment Management Company’s investment adviser within the meaning of Section 2(a)(20)(A) of the Act is the “Fund of Funds Adviser.” Similarly, each Investing Trust’s sponsor is the “Sponsor.”

Advisory Group(47) to control a Fund within the meaning of Section 2(a)(9) of the Act.  For purposes of this Application, a “Fund of Funds Affiliate” is defined as any Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor, promoter, or principal underwriter of the Fund of Funds, and any person controlling, controlled by, or under common control with any of those entities.

Condition B.2 prohibits the Funds of Funds and Fund of Funds Affiliates from causing an investment by a Fund of Funds in a Fund to influence the terms of services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Fund or a Fund Affiliate(48).

Conditions B.3, B.4, B.6, B.7 and B.8 are also designed to address the potential for a Fund of Funds and certain affiliates of a Fund of Funds to exercise undue influence over a Fund and certain of its affiliates.  For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor or employee of the Fund of Funds, or a person of which any such officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor or employee is an affiliated person, except any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate.  Also, an offering of securities during the existence of an

(47)                           A “Fund of Funds’ Sub-Advisory Group” is defined as the Fund of Funds Sub-Adviser, any person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Fund of Funds Sub-Adviser or any person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser. In this regard, each Investing Management Company’s investment adviser within the meaning of Section 2(a)(20)(B) of the Act is the “Fund of Funds Sub-Adviser.”

(48)                           A “Fund Affiliate” is defined as the Adviser, Sub-Adviser, promoter or principal underwriter of a Fund, or any person controlling, controlled by, or under common control with any of those entities.

underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

Condition B.9 is intended to insure that the Fund’s Board and the Adviser, as well as the Fund of Funds’ board of directors and investment adviser, or trustee and Sponsor, as applicable, understand the terms and conditions of the exemptive order and agree to fulfill their responsibilities under the Order.  A representation to this effect is required to be included in the FOF Participation Agreement which must be in effect between the Fund and a Fund of Funds before an investment is made in excess of Section 12(d)(1)(A).

A Fund would retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute the FOF Participation Agreement with the Fund of Funds.

b.                                      Layering of Fees and Expenses

The PPI Report identified three principal concerns regarding the layering of fees and expenses in the fund holding company structure.  The PPI Report expressed concern that:  (1) the layered costs of a fund holding company are significantly higher than the costs of an ordinary mutual fund(49) (2) fund holding companies subject their investors to two layers of advisory fees;(50) and (3) investors in load funds, including fund holding companies, investing in load funds, may pay a sales charge on their purchase, and investors in a fund holding company may also be subject to a second layer of sales charges on their purchases of shares of the holding company.

Applicants submit that the concerns in the PPI Report with respect to the layering of fees and expenses are not present here.

(49)                           PPI Report at 319-320.

(50)                           Id. at 318.

Under condition B.10, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Investing Management Company, including a majority of the non-interested directors or trustees, will be required to find that the advisory fees charged under the contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest.  These findings and their basis will be recorded fully in the minute books of the Fund of Funds.

As mentioned above, Shares are sold without sales charges though customary brokerage commissions may be charged for secondary market transactions in Shares.

In addition to condition B.10 discussed above, conditions B.5 and B.11 of the requested order are designed to prevent unnecessary duplication or layering of sales charges and other costs.  Under condition B.5, a Fund of Funds Adviser or a Fund of Funds’ trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any non-advisory fee compensation received by the Fund of Funds Adviser, trustee or Sponsor, or an affiliated person of the Fund of Funds Adviser, trustee or Sponsor, from a Fund in connection with the investment by the Fund of Funds in the Fund.  In addition, the Fund of Funds Sub-Adviser will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any non-advisory fee compensation received by the Fund of Funds Sub-Adviser or an affiliated person of the Fund of Funds Sub-Adviser, from a Fund in connection with the investment by the Fund of Funds in the Fund made at the direction of the Fund of Funds’ Sub-Adviser.  Condition B.11 prevents any sales changes or service fees on shares of a Fund of Funds from exceeding the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.(51)

c.                                       Complex Structures

The PPI Report also expressed concern about the creation of more complex vehicles that would not serve any meaningful purpose.(52)  The PPI Report states that whether additional costs of investing in an underlying fund through a fund holding company can be justified depends upon whether the investment vehicle offers an investor “any special benefits not otherwise available.” Applicants submit that the benefits of the proposed transactions justify any complexity associated with the transactions.  Investing in the Funds would serve several meaningful purposes and offer special benefits to the Funds of Funds.  Applicants further submit that the Fund of Funds Adviser will provide investment services to the Funds of Funds that will likely differ from, not merely duplicate, the advisory services provided by the Adviser and/or Sub-Advisers to the Funds.  Applicants expect that the Funds would be used as an investment management tool to employ specific investment strategies.

Shares may provide Funds of Funds with an easy way to gain instant exposure to a variety of market segments through a single, potentially lower cost transaction.  Shares also are extremely flexible investment tools.  For example, a Fund of Funds could use Shares to quickly and easily: (1) invest cash in an instrument that has a high correlation to the Funds of Funds’ benchmark, while at the same time maximizing the potential to outperform the benchmark; (2) effectively manage cash flows thus enabling the Fund of Funds to stay as fully invested as possible; (3) immediately diversify market segments or other exposure; (4) immediately modify

(51)                           Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by the Financial Industry Regulatory Authority.

(52)                           PPI Report at 321.

style exposure, short or hedge benchmark exposure while at the same time maximizing the potential to outperform the benchmark; and (5) implement long/short strategies between active and passive management styles.  In addition, Shares are bought and sold on Exchanges like other listed securities throughout the trading day at market prices close to NAV, can be purchased on margin, can be purchased or sold by limit order, and are valued on a real time basis.

In addition, Applicants submit that Condition B.12 addresses concerns over meaninglessly complex arrangements.  Under Condition B.12, no Fund may acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of Act in excess of the limits contained in Section 12(d)(1)(A) of the Act.  Based upon the foregoing, Applicants believe that it is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act to issue an order pursuant to Section 12(d)(1)(J) for an exemption from the provisions of Sections 12(d)(1)(A) and 12(d)(1)(B).

VI.                                EXPRESS CONDITIONS TO THIS APPLICATION

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.                                    Actively Managed Exchange-Traded Fund Relief

1.                                      The requested order, other than the Section 12(d)(1) relief, will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively managed ETFs.

2.                                      As long as a Fund operates in reliance on the requested order, the Shares of such Fund will be listed on an Exchange.

3.                                      Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund.  Any advertising material that describes the purchase or sale of the Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of Shares may acquire those

Shares from the Fund and tender those Shares for redemption to a Fund in Creation Units only.

4.                                       The Website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or Bid/Ask Price of the Shares, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

5.                                       No Adviser or Sub-Adviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

6.                                       On each Business Day, before the commencement of trading in Shares on the Fund’s listing Exchange, the Fund will disclose on its Website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis of the Fund’s calculation of NAV at the end of the Business Day.

B.                                    Section 12(d)(1) Relief

1.                                       The members of the Fund of Funds’ Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act.  The members of the Fund of Funds’ Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act.  If, as a result of a decrease in the outstanding voting securities of a Fund, the Fund of Funds’ Advisory Group or the Fund of Funds’ Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares.  This condition does not apply to the Fund of Funds’ Sub-Advisory Group with respect to a Fund for which the Fund of Funds Sub-Adviser or a person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

2.                                       No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in a Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Fund or a Fund Affiliate.

3.                                       The board of directors or trustees of an Investing Management Company, including a majority of the non-interested directors or trustees, will adopt procedures reasonably designed to ensure that the Fund of Funds Adviser and any Fund of Funds Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Fund of Funds Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.                                       Once an investment by a Fund of Funds in the securities of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Board of a Fund, including a majority of the non-interested Board members, will determine that any consideration paid by the Fund to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions:  (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned.  This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.                                       The Fund of Funds Adviser, or trustee or Sponsor of an Investing Trust, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the Act) received from a Fund by the Fund of Funds Adviser, or trustee or Sponsor of the Investing Trust, or an affiliated person of the Fund of Funds Adviser, or trustee or Sponsor of the Investing Trust, other than any advisory fees paid to the Fund of Funds Adviser, or trustee or Sponsor of an Investing Trust, or its affiliated person by the Fund, in connection with the investment by the Fund of Funds in the Fund.  Any Fund of Funds Sub-Adviser will waive fees otherwise payable to the Fund of Funds Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Fund of Funds Sub-Adviser, or an affiliated person of the Fund of Funds Sub-Adviser, other than any advisory fees paid to the Fund of Funds Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Fund of Funds Sub-Adviser.  In the event that the Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.                                       No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7.                                       The Board of each Fund, including a majority of the non-interested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate.  The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Fund.  The Board will consider, among other things:  (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of Beneficial Owners.

8.                                       Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9.                                       Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), a Fund of Funds will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order.  At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Fund of the investment.  At such time, the Fund of Funds will also transmit to the Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate.  The Fund of Funds will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs.  The Fund and the Fund of Funds will maintain and preserve a copy of the order, the agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an accessible place.

10.                                 Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the non-interested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest.  These findings and their basis will be recorded in the minute books of the appropriate Investing Management Company.

11.                                 Any sales charges and/or service fees with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.                                 No Fund will acquire securities of an investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that the Fund acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the Fund to acquire securities of one or more investment companies for short-term cash management purposes.

VII.                            NAMES AND ADDRESSES

The following are the names and addresses of Applicants:

Legg Mason ETF Trust

620 Eighth Avenue

New York, New York 10018

Legg Mason Partners Fund Advisor, LLC

620 Eighth Avenue

New York, New York 10018

Legg Mason Investor Services, LLC

100 International Drive

Baltimore, Maryland 21202

All questions concerning this Application should be directed to the persons listed on the cover page of this Application.

By:

Legg Mason ETF Trust

	/s/ R. Jay Gerken	/s/ Richard E. Hanson, Jr.
	R. Jay Gerken, as Trustee	Richard E. Hanson, Jr., as Trustee

	/s/ Elliot J. Berv	/s/ Diana R. Harrington
	R. Elliot J. Berv, as Trustee	Diana R. Harrington, as Trustee

	/s/ A. Benton Cocanougher	/s/ Susan M. Heilbron
	A. Benton Cocanougher, as Trustee	Susan M. Heilbron, as Trustee

	/s/ Jane F. Dasher	/s/ Susan B. Kerley
	Jane F. Dasher, as Trustee	Susan B. Kerley, as Trustee

	/s/ Mark T. Finn	/s/ Alan G. Merten
	Mark T. Finn, as Trustee	Alan G. Merten, as Trustee

	/s/ Stephen R. Gross	/s/ R. Richardson Pettit
	Stephen R. Gross, as Trustee	R. Richardson Pettit, as Trustee

By:	/s/ R. Jay Gerken
R. Jay Gerken
Attorney-in-Fact

Legg Mason Partners Fund Advisor, LLC

/s/ R. Jay Gerken
R. Jay Gerken
President

Legg Mason Investor Services, LLC

/s/ Jeremy O’Shea
Jeremy O’Shea
Vice President

AUTHORIZATION

LEGG MASON ETF TRUST

In accordance with Rule 0-2(c) under the Act, R. Jay Gerken states that all actions necessary to authorize the execution and filing of this Fifth Amended and Restated Application for an Order have been taken, and the person signing and filing this document is authorized to do so on behalf of Legg Mason ETF Trust (the “Trust”) pursuant to a Power of Attorney attached hereto.

/s/ R. Jay Gerken
R. Jay Gerken	October 17, 2012

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints R. Jay Gerken, Richard F. Sennett, Robert I. Frenkel, Thomas C. Mandia, Rosemary Emmens, Barbara Allen and George P. Hoyt, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power and authority of substitution and resubstitution, to do any and all acts and things and to (i) execute any and all instruments which said attorneys-in-fact and agents, or any of them, may deem necessary or advisable or which may be required to enable Legg Mason ETF Trust (the “Trust”) to comply with the Investment Company Act of 1940, as amended, the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended (collectively, “the Acts”), and any rules, regulations or requirements of the Securities and Exchange Commission in respect thereof, in connection with the filing and effectiveness of any and all amendments (including post-effective amendments) to the Trust’s Registration Statement (Securities Act file No. 333-178157), including specifically, but without limiting the generality of the foregoing, the power and authority to sign in the name and on behalf of the undersigned as a Trustee and/or officer of the Trust, any and all such amendments and registration statements filed with the Securities and Exchange Commission under said Acts, and any other instruments or documents related thereto, and (ii) to execute any and all federal regulatory or other required filings, including all applications for exemptive relief and no-action assurances from regulatory authorities and listing applications from applicable exchanges, to be executed by, on behalf of, or for the benefit of, the Trust, and the undersigned does hereby ratify and confirm all that said attorneys-in-fact and agents, or any of them, shall do or cause to be done by virtue hereof.

All past acts of such attorneys-in-fact and agents in furtherance of the foregoing are hereby ratified and confirmed.

This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instruments.

As to each of the undersigned, this Power of Attorney shall be valid from the date hereof until revoked by such individual.

WITNESS our hands on the date set forth below.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Power of Attorney has been signed below by the following persons in the capacities and as of the dates indicated.

/s/ R. Jay Gerken	May 8, 2012
R. Jay Gerken, as Trustee

/s/ Elliot J. Berv	May 8, 2012
R. Elliot J. Berv, as Trustee

/s/ A. Benton Cocanougher	May 8, 2012
A. Benton Cocanougher, as Trustee

/s/ Jane F. Dasher	May 8, 2012
Jane F. Dasher, as Trustee

/s/ Mark T. Finn	May 8, 2012
Mark T. Finn, as Trustee

/s/ Stephen R. Gross	May 8, 2012
Stephen R. Gross, as Trustee

/s/ Richard E. Hanson, Jr.	May 8, 2012
Richard E. Hanson, Jr., as Trustee

/s/ Diana R. Harrington	May 8, 2012
Diana R. Harrington, as Trustee

/s/ Susan M. Heilbron	May 8, 2012
Susan M. Heilbron, as Trustee

/s/ Susan B. Kerley	May 8, 2012
Susan B. Kerley, as Trustee

/s/ Alan G. Merten	May 8, 2012
Alan G. Merten, as Trustee

/s/ R. Richardson Pettit	May 8, 2012
R. Richardson Pettit, as Trustee

AUTHORIZATION

LEGG MASON PARTNERS FUND ADVISOR, LLC

In accordance with Rule 0-2(c) under the Act, R. Jay Gerken states that all actions necessary to authorize the execution and filing of this Fifth Amended and Restated Application by Legg Mason Partners Fund Advisor, LLC have been taken, and that as President thereof, he is authorized to execute and file the same on behalf of Legg Mason Partners Fund Advisor, LLC.

/s/ R. Jay Gerken
R. Jay Gerken	October 17, 2012

AUTHORIZATION

LEGG MASON INVESTOR SERVICES, LLC

In accordance with Rule 0-2(c) under the Act, Jeremy O’Shea states that all actions necessary to authorize the execution and filing of this Fifth Amended and Restated Application by Legg Mason Investor Services, LLC have been taken, and that as Vice President thereof, he is authorized to execute and file the same on behalf of Legg Mason Investor Services, LLC.

/s/ Jeremy O’Shea
Jeremy O’Shea	October 17, 2012

VERIFICATION

LEGG MASON ETF TRUST

The undersigned states that he has duly executed the attached Fifth Amended and Restated Application for and on behalf of Legg Mason ETF Trust, that he is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ R. Jay Gerken
R. Jay Gerken	October 17, 2012

VERIFICATION

LEGG MASON PARTNERS FUND ADVISOR, LLC

The undersigned states that he has duly executed the attached Fifth Amended and Restated Application for and on behalf of Legg Mason Partners Fund Advisor, LLC, that he is the President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ R. Jay Gerken
R. Jay Gerken	October 17, 2012

VERIFICATION

LEGG MASON INVESTOR SERVICES, LLC

The undersigned states that he has duly executed the attached Fifth Amended and Restated Application for and on behalf of Legg Mason Investor Services, LLC, that he is the Vice President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Jeremy O’Shea
Jeremy O’Shea	October 17, 2012

APPENDIX A
INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENT STRATEGIES OF THE INITIAL FUNDS

Legg Mason Western Asset Ultra-Short Duration ETF

Investment Objective

The Fund seeks current income.

Principal Investment Strategies

The Fund is an actively managed exchange traded fund that invests, under normal circumstances, primarily in U.S. dollar-denominated, investment grade fixed income securities.  The Fund will typically invest in money market securities and debt securities, including corporate debt securities, bank obligations, commercial paper, asset-backed and mortgage-backed securities, structured securities and instruments and securities issued by the U.S. government and its agencies and instrumentalities, U.S. states and municipalities, or foreign governments.  Foreign securities will generally be limited to issuers, including banks, corporations and foreign governments, located in the major industrialized countries.

Under normal circumstances, the dollar-weighted average effective duration of the Fund’s portfolio, as estimated by the Fund’s subadviser, is expected to be one year or less.  The Fund invests only in securities that, at the time of purchase, are rated in one of the top four rating categories (which may include gradations within each category) or the equivalent short term rating by one or more rating agencies followed by the Fund or, if unrated, are judged by the subadviser to be of comparable quality.

The Fund may use a “multi-manager” approach, which means multiple subadvisers may manage the Fund’s portfolio.  To the extent that the Adviser determines that a multi-manager approach is appropriate for the Fund, subadvisers will be retained for the Fund either by the

Adviser pursuant to an exemptive order from the Commission or by the Fund pursuant to Section 15(c) of the Act.

Legg Mason Capital Management Systematic Equity Fund

Investment Objective

The investment objective of the Fund is to seek long-term growth of capital.

Principal Investment Strategies

The Fund will utilize an actively managed investment strategy to meet its investment objective.  In other words, the Adviser and/or Sub-Advisers to the Fund will have the discretion to choose securities for the Fund’s portfolio that are consistent with the Fund’s investment objective.

The Fund intends to invest primarily in equity and equity related securities (such as convertible securities, preferred stocks and warrants) of U.S. and non-U.S. companies and depositary receipts.  The equity and equity-related securities in which the Fund may invest include, but are not limited to, common stocks, convertible securities, preferred stocks, warrants, depositary receipts, real estate investment trusts, master limited partnerships, ETFs, closed-end funds and other investment companies.  These equity and equity-related securities may also include issuers of small, mid and large capitalization securities.  The Fund may also invest in debt securities.  Up to 10% of its total assets may be invested in debt securities rated below investment grade, commonly known as “junk bonds,” and unrated securities judged by the Adviser and/or Sub-Advisers to be below investment grade.

The Adviser and/or Sub-Advisers will use a proprietary multi-factor model to identify those securities that they believe are most likely to provide the best value relative to their underlying assets and growth prospects over a full economic cycle.  This proprietary model uses the following factors in selecting securities for inclusion in the Fund’s portfolio: relative valuation, value-creating capital allocation, high returns on capital, discount-model-based absolute valuation and positive market action.  The factors considered and models used by the Adviser and/or Sub-Advisers may change over time.

The Fund may lend its portfolio securities.  In connection with such loans, the Fund will receive liquid collateral equal to at least 102% of the value of the portfolio securities being lent.  This collateral will be marked to market on a daily basis.

The Fund may use a “multi-manager” approach, which means multiple Sub-Advisers may manage the Fund’s portfolio.  To the extent that the Adviser determines that a multi-manager approach is appropriate for the Fund, Sub-Advisers will be retained for the Fund either by the Adviser pursuant to an exemptive order from the Commission or by the Fund pursuant to Section 15(c) of the Act.

Legg Mason Equal-Weighted Equity Sector Fund

Investment Objective

The investment objective of the Fund is to seek long-term growth of capital.

Principal Investment Strategies

The Fund will utilize an actively managed investment strategy to meet its investment objective.  In other words, the Adviser and/or Sub-Advisers to the Fund will have the discretion to choose securities for the Fund’s portfolio that are consistent with the Fund’s investment objective.

The Fund intends to invest primarily in equity and equity related securities (such as convertible securities, preferred stocks and warrants) of U.S. and non-U.S. companies and depositary receipts that, in the Adviser’s and/or Sub-Adviser’s opinion, offer the potential for growth of capital.  The equity and equity-related securities in which the Fund may invest include, but are not limited to, common stocks, convertible securities, preferred stocks, warrants, depositary receipts, real estate investment trusts, master limited partnerships, ETFs, closed-end funds and other investment companies.  These equity and equity-related securities may also include issuers of small, mid and large capitalization securities.  The Fund may also invest in debt securities, including debt securities rated below investment grade, commonly known as “junk bonds,” and unrated securities judged by the Adviser and/or Sub-Advisers to be below investment grade.

The Fund’s portfolio securities are selected from across a variety of sectors by a proprietary model using quantitative and qualitative criteria.  The Fund seeks to maintain approximately equal-weighted positions for each sector, and the Adviser and/or Sub-Advisers will rebalance weightings to the initial equal weight once the position reaches a certain threshold.

The proprietary model takes into account a number of factors in selecting securities for inclusion in the Fund’s portfolio.  The factors considered and models used by the Adviser and/or Sub-Advisers may change over time.

The Fund may lend its portfolio securities.  In connection with such loans, the Fund will receive liquid collateral equal to at least 102% of the value of the portfolio securities being lent.  This collateral will be marked to market on a daily basis.

The Fund may use a “multi-manager” approach, which means multiple Sub-Advisers may manage the Fund’s portfolio.  To the extent that the Adviser determines that a multi-manager approach is appropriate for the Fund, Sub-Advisers will be retained for the Fund either by the Adviser pursuant to an exemptive order from the Commission or by the Fund pursuant to Section 15(c) of the Act.